Exhibit 99.1

Management Proxy Circular and

Notice of Annual Meeting of

Shareholders

June 8, 2022

YOUR VOTE AND PARTICIPATION AS A SHAREHOLDER IS IMPORTANT. Please read this document and vote.

Notice of Annual Meeting of Shareholders of Thomson Reuters Corporation

We are pleased to invite you to attend our 2022 annual meeting of shareholders.

When	Where
Wednesday, June 8, 2022 12:00 p.m. (Eastern Daylight Time)

Virtual-only meeting – a live audio webcast will be available at: www.tr.com/agm2022

Shareholders attending the meeting should enter their control number or username and the password for the meeting: tri2022 (case sensitive). Guests do not need a control number, username or password to attend the meeting. You can find information about control numbers and usernames in this notice and in the accompanying management proxy circular.

A replay of the webcast will be posted on our website after the meeting.

To our Shareholders,

We are pleased to invite you to attend the 2022 Thomson Reuters annual meeting of shareholders on Wednesday, June 8, 2022 at 12:00 p.m. (Eastern Daylight Time).

We are holding the meeting as a virtual only meeting, which will be conducted through a live webcast. Shareholders will have an opportunity to attend, submit or ask questions and vote at the meeting in real time through a web-based platform, regardless of geographic location. Shareholders will not be able to attend the meeting in person.

Business of the Meeting

At the meeting, shareholders will be asked to:

1. Receive our consolidated financial statements for the year ended December 31, 2021 and the auditor’s report on those statements;

2. Elect directors;

3. Appoint PricewaterhouseCoopers LLP as the auditor and authorize the directors to fix the auditor’s remuneration;

4. Consider an advisory resolution on executive compensation; and

5. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

You can read about each of these items in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2021 performance and our plans for Thomson Reuters going forward.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Participating in the Meeting

The process for participating in the virtual meeting depends on whether you’re a registered or non-registered shareholder. You can find more information about these terms in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

•

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting, submit or ask questions and vote in real time, provided they are connected to the Internet and follow the instructions in the accompanying management proxy circular.

•

If you are a non-registered shareholder (or “beneficial owner”) who wishes to attend the virtual meeting, submit or ask questions and vote in real time, you have to appoint yourself as proxyholder first and then also register with our transfer agent, Computershare Trust Company of Canada. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the virtual meeting as a guest, but you won’t be able to submit or ask questions or vote at the meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to Computershare Trust Company of Canada.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular and on your form of proxy or voting instruction form (VIF).

How to Attend the Meeting

STEP ONE: Log in online at: www.tr.com/agm2022

We recommend that you log into the meeting at least 15 minutes before the meeting starts.

STEP TWO: Follow these instructions:

•

Duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder): Click “Shareholder”. Enter your username and the password: tri2022 (case sensitive). Proxyholders who have been duly appointed and registered with Computershare Trust Company of Canada as described in the accompanying management proxy circular will receive a username by e-mail from Computershare after the proxy voting deadline has passed.

•

Registered shareholders: Click “Shareholder”. Enter your control number as your username and the password: tri2022 (case sensitive). The control number is located on the proxy form or in the e-mail notification you received from Computershare Trust Company of Canada. If you use your control number as a username to log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

•	Guests: Click “Guest” and then complete the online form.

If you attend the virtual meeting, it is your responsibility to have Internet connectivity for the duration of the meeting.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

Additional information about participation in the meeting is set forth in our Virtual AGM User Guide which accompanies the circular and is available on our website.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 13, 2022.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Notice-And-Access

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.tr.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you’re unable to attend the meeting, please vote by proxy. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 6, 2022, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

April 18, 2022

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Letter to Shareholders

We will be holding this year’s annual meeting of shareholders in a virtual-only format. The meeting will be conducted through a live audio webcast, and you’ll have an opportunity to attend, submit or ask questions and vote at the meeting in real time through a web-based platform. This circular provides information and instructions regarding how to participate in the virtual annual meeting.

To our Shareholders,

Over the last year, our customers continued to face great challenges and uncertainty. Regulatory complexity across our legal, tax, and risk, fraud and compliance markets continue to grow. Digital transformation has accelerated, propelled by the ongoing demands of hybrid and remote work. Across markets and industries, time and cost pressures are on the rise. Companies that were traditionally slow to embrace new technologies and ways of working can no longer ignore the benefits of doing so.

At Thomson Reuters, we continue to successfully navigate this ever-changing environment, aided by our leading industry positions and the vital role that we play for our customers. These tailwinds, along with progress in executing the first year of our Change Program, drove a strong financial performance in 2021. For the year, we achieved organic revenue growth of 5%, our highest growth rate in over a decade. Our “Big 3” businesses – Legal Professionals, Corporates, and Tax & Accounting Professionals – posted 6% organic growth for the year, reflecting the stability of our core markets. As we increased our financial guidance throughout the year, we achieved each target. In February of this year, we announced a 10% increase in our annualized dividend – the largest increase since 2008 and the 29th consecutive year of annual dividend increases for the company.

Our Change Program goals include excelling at product innovation while providing customers with integrated, seamless offerings and an excellent end-to-end experience. These objectives align with our customers’ expectations – they’re asking for more content-enabled, cloud-based and Artificial Intelligence (AI)-powered solutions that help drive efficiency and confidence in serving their own clients. In 2021, we achieved over $200 million of annual run-rate operating savings through the Change Program, putting us more than one third of the way to achieving our goal of $600 million of gross savings by 2023. Importantly, our customers already see tangible benefits from our progress. Nearly 40% of our revenue is now on a cloud solution, putting us on target to reach 90% by 2023, and customers are benefiting from more digital, automated and self-service capabilities.

In 2021, we also launched Thomson Reuters Ventures, a $100 million corporate venture capital fund to provide investments and portfolio support for companies building breakthrough innovations in our markets. We expect the new fund to help drive even more innovation across the company, uncover new opportunities to further strengthen our businesses and those of our customers, and increase our M&A pipeline.

Looking ahead, we believe that Thomson Reuters is increasingly in a position of strength, and we see no signs of these tailwinds letting up. Simply put, the external environment drives demand for the insight, trust and clarity that our products deliver.

Our increasing confidence and the positive trajectory of the business led us in February 2022 to increase our financial targets for 2022 and 2023. As we work to achieve these targets, we are focused on fueling organic growth by driving product innovation, improving customer loyalty and retention, and finding new ways to serve our markets. Our Change Program priorities are a big part of these efforts as we invest in our strategic growth priorities in the legal, tax, and risk, fraud and compliance market segments.

Talent is key to these initiatives, and our goal is to build the best team in the Business Information Services sector. We will continue to complement our existing world-class teams by bringing in new talent across our businesses and functions. We value the balance of experience, perspectives and diversity that this brings. The health and wellbeing of our employees continues to be a priority of our leadership, and we have put in place several initiatives to support their wellbeing that we plan to build upon. Last year, we adopted a new flexible working policy for most employees, reflecting both the benefits of remote working and the power of in-person collaboration. We also recently launched Thomson Reuters Flex My Way, giving most employees the ability to work anywhere in their country for eight weeks per year, new caregiver paid time off and enhanced bereavement leave.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Against the challenging and evolving backdrop for our customers, our company has a role to play that we consider privileged: to serve customers whose work genuinely matters. To reflect this, we recently communicated our company purpose, to Inform the Way Forward. At a time when trust in governments and institutions continues to wane, we are reinforcing our commitment to build trust through our products and actions. Our customers are the bedrock of functioning society – when they succeed, justice and taxation systems, global commerce and news and information ecosystems thrive. The expression of our company purpose could not come at a more pressing time.

Our employees recognize the role that we play in tackling global challenges, and we could not be prouder of how they have stepped up. Around the world, Thomson Reuters employees volunteered over 66,000 hours in 2021 for a range of important causes. Reuters journalists continued to work tirelessly to shed light in the darkest corners of the world, receiving a Pulitzer Prize in 2021, among other top honors for these efforts. The Reuters team also expanded the reach of their fact-checking partnerships by verifying information from Facebook and Instagram in Mexico. Across the company, we piloted a new pro bono opportunity to match employees with non-profits based on their unique challenges. On Earth Day, we announced our reduction of annual greenhouse gas emissions by 93% from 2018 baseline levels, putting us ahead of schedule on our climate change targets – just one of several of our initiatives within the environmental space.

We also would like to acknowledge the loss last year of our Reuters colleague and outstanding Pulitzer Prize-winning journalist, Danish Siddiqui. Danish was tragically killed while on assignment in Afghanistan. His loss has been significant for all of us, and we will continue to honor his memory. The cover photo of this year’s proxy circular is just one example of his amazing work.

While we are encouraged by our company’s performance, significant work lies ahead. The opportunities before Thomson Reuters energize all of us. Our sincere thanks to each of you for enabling meaningful impact to unfold for our customers, our communities and our world.

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2021 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Shareholder resources on our website

Annual Meeting of Shareholders

•	Management proxy circular – www.tr.com/2022AGMcircular/

•	Annual report – www.tr.com/2021annualreport/

•	Virtual AGM User Guide – www.tr.com/2022AGMUserGuide/

Corporate Governance Documents

•	Corporate Governance Guidelines, Board committee charters, and position descriptions – ir.tr.com/corporate-governance/governance-highlights

Environmental, Social and Governance (ESG)

•	Social Impact & ESG Report – www.tr.com/social-impact-report

•	Code of Business Conduct and Ethics – ir.tr.com/corporate-governance/code-conduct

•	Supply Chain Ethical Code – www.tr.com/en/resources/global-sourcing-procurement.html

•	Modern Slavery Act Transparency Statement – www.tr.com/en/modern-slavery-act.html

Products and Services – www.tr.com

Investor Relations – ir.tr.com

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 1

Frequently Referenced Information

Auditor Fees	56
Director Biographies	24-31
Director Compensation	32-35
Director Independence	21-22
ESG	40, 58-61
Executive Compensation	90-102
Financial Performance	64
Human Capital Management	54, 60-61
Peer Groups	72-73
Say on Pay	62

Page 2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 3

Fast Facts About Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

The table below describes some of our key operating characteristics:

Attractive Industry	Balanced and Diversified Leadership	Attractive Business Model	Strong Competitive Positioning	Disciplined Financial Policies

•   Currently our “Big 3” operate in an estimated $29 billion market segment expected to grow between 6% and 9% over the next 5 years

•   Legal, Tax & Government market segments prime for content-driven innovation

•   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•   Resilient businesses, historically stable, which has been affirmed by our performance during the COVID-19 pandemic

•   Approximately 500,000 customers; largest customer is approximately 3% of revenues (excluding the news and editorial content contract with Refinitiv)

• 79% of revenues are recurring • 90% of revenues are products delivered electronically or as software and services • Strong and consistent cash generation capabilities

•   Proprietary content plus data and human expertise combined with artificial intelligence and machine learning are key differentiators

•   Products deeply embedded in customers’ daily workflows

•   91% retention rate

•   Focused and incentivized on organic revenue growth and free cash flow growth

•   Balance investing in business and returning capital to shareholders

•   Committed to maintaining investment grade rating with stable capital structure

•   Significant potential capital capacity over the next four years affords significant optionality

2021 full-year results:	Stock prices:

•   Revenues – US$6.3 billion

•   Operating profit – US$1.2 billion

•   Adjusted EBITDA margin* – 31.0%

•   Diluted earnings per share (EPS) – US$11.50

•   Adjusted EPS* – US$1.95

•   Net cash provided by operating activities – US$1.8 billion

•   Free cash flow* – US$1.3 billion

Stock exchange listings (Symbol: TRI):

•   Toronto Stock Exchange (TSX)

•   New York Stock Exchange (NYSE)

Closing price (April 13, 2022): C$136.90/US$108.88

High (2021): C$156.01 / US$123.35

Low (2021): C$99.24 / US$78.54

Market capitalization (April 13, 2022):

US$53.0 billion

Dividend per common share (as of April 13, 2022):

$0.445 quarterly ($1.78 annualized)

We have increased our common share dividend for 29 consecutive years.

All revenue information reflected in the first table above is based on our 2021 full-year results. Our “Big 3” segments refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments combined. The news and editorial contract with the Refinitiv business of LSEG represented approximately 5% of our 2021 revenues.

For more information about our company, visit www.tr.com

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

Page 4    Management Proxy Circular and Notice of Annual Meeting of Shareholders

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, June 8, 2022. As a shareholder, you are invited to attend the virtual meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated:

●	information is as of April 13, 2022;

●	all dollar amounts in this circular are expressed in U.S. dollars;

●	applicable amounts translated to U.S. dollars from Canadian dollars utilized the average Canadian/U.S. dollar month-end exchange rate for 2021, which was C$1 = US$0.79802; and

●	applicable amounts translated to U.S. dollars from Swiss francs utilized the average Swiss franc/U.S. dollar month-end exchange rate for 2021, which was CHF 1 = US$1.09341.

In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information and How to Attend” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Danish Siddiqui.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 5

Business of the Meeting

Highlights

This year’s meeting will cover the following items of business. Additional information is provided in this circular.

Item of Business							Board Vote Recommendation

1. Financial statements

Receipt of our 2021 audited financial statements.

• Our 2021 annual consolidated financial statements are included in our 2021 annual report, which is available in the “Investor Relations” section of our website, www.tr.com.

• Shareholders who requested a copy of the 2021 annual report will receive it by mail or e-mail.

• Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

							N/A

2. Election of Directors (page 18 of the circular)

At the meeting, 14 individuals are proposed to be elected to our Board of Directors. 13 of these individuals are currently directors of our company. Beth Wilson is a new director nominee and LaVerne Council (appointed to the Board in January 2022) is standing for election by shareholders for the first time at the meeting. Vance Opperman and Wulf von Schimmelmann have decided not to stand for re-election.

• The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate.

• A majority of our directors are independent and four of our directors (David Thomson, David Binet, Ed Clark and Peter Thomson) are affiliated with our principal shareholder, Woodbridge. Only one director (our CEO, Steve Hasker) is a member of management.

• The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate.

• 36% of the director nominees are women and two have self-identified as visible minorities.

• A majority of the director nominees have been on the Board for less than five years.

• Shareholders vote annually for individual directors. At last year’s annual meeting, our director nominees who are standing for re-election received an average of 98% “for” votes.

The director nominees for this year’s meeting are:

							✓ FOR each director nominee

Name	Age	Director Since	Principal occupation	Committees	Attendance in 2021	Other public boards
David Thomson	64	1988	Chairman of Woodbridge	–	100%	–
Steve Hasker	52	2020	President and CEO of Thomson Reuters	–	100%	1
Kirk E. Arnold ✓	62	2020	Executive-in-Residence, General Catalyst Ventures	CG, HR, R	100%	3
David W. Binet	64	2013	President and CEO of Woodbridge	CG, HR, R	100%	–
W. Edmund Clark, C.M.	74	2015	Former Group President and CEO of TD Bank Group	CG, HR	100%	1
LaVerne Council ✓	60	2022	CEO of Emerald One	A	–	2
Michael E. Daniels ✓	67	2014	Former SVP and Group Executive at IBM	A, CG, HR, R	84%	2
Kirk Koenigsbauer ✓	54	2020	COO and Corporate VP, Microsoft	A, R	100%	–
Deanna Oppenheimer ✓	64	2020	Founder, Cameoworks	A, CG	100%	1
Simon Paris ✓	52	2020	CEO, Finastra	A	100%	1
Kim M. Rivera ✓	53	2019	Chief Legal and Business Affairs Officer, OneTrust	A, R	95%	1
Barry Salzberg ✓	68	2015	Former Global CEO of Deloitte	A, CG, R	100%	–
Peter J. Thomson	56	1995	Chairman of Woodbridge	HR	100%	–
Beth Wilson ✓	53	–	Vice-Chair of the Chartered Professional Accountants of Canada	–	–	1
✓ = independent Committee legend: A = Audit; CG = Corporate Governance; HR = Human Resources; and R = Risk

Page 6    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Item of Business					Board Vote Recommendation

3. Appointment of PricewaterhouseCoopers LLP as Auditor (page 56 of the circular)

We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2023 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.

					✓ FOR

4. Advisory resolution on executive compensation (page 62 of the circular)

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”. This will provide you with an opportunity to provide a view on our company’s approach to executive compensation, as described in this circular.

					✓ FOR

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value.

In 2021, “pay for performance” continued to be a key part of our compensation philosophy for our named executive officers.

✓    2021 compensation decisions were aligned with our strategic objectives – During 2021, the HR Committee of the Board of Directors was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture. Our 2021 compensation program was designed to continue to focus the organization on strong performance and organic growth as well as enable Thomson Reuters to attract, engage and retain the talent needed to complete the company’s Change Program (discussed later in this circular). We believe that our 2021 compensation program appropriately balanced risk and reward.

In 2021, a significant portion of executive pay was at risk and linked to both operational performance and stock price. Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year. The table below reflects summary 2021 compensation information for our named executive officers:

Named executive officer	Base salary	Target annual incentive award (cash) – percentage of base salary	Long-term incentive award (equity-based) – percentage of base salary	“At risk” percentage
Steve Hasker President and Chief Executive Officer	C$1,495,000 (US$1,193,042)	200%	550%	88%
Mike Eastwood Chief Financial Officer	C$925,000 (US$738,170)	125%	225%	78%
Brian Peccarelli Chief Operating Officer, Customer Markets	US$750,000	175%	200%	79%
Kirsty Roth Chief Operations and Technology Officer	CHF 675,000 (US$738,054)	125%	225%	78%
Michael Friedenberg Former President, Reuters	US$850,000	125%	150%	73%

✓    Our compensation program is strongly aligned with shareholder return and value – Our executive officer compensation is aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

Named executive officer	Share Ownership Guideline (base salary multiple)
Steve Hasker	6x

Mike Eastwood	4x

Brian Peccarelli and Kirsty Roth	3x*

* Michael Friedenberg was subject to a 3x share ownership guideline prior to leaving Thomson Reuters on December 31, 2021.

✓    We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – The HR Committee utilizes a global peer group for executive compensation purposes. For compensation benchmarking of executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point.

✓    Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, an average of approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 7

Item of Business	Board Vote Recommendation

✓      We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. The independent advisor has concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

What we do

✓  The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓  Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓  The base salary component of each executive’s compensation is fixed;

✓  Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓  The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are in alignment with the company’s strategic objectives;

✓  Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓  Our annual incentive awards and performance restricted share units (PRSUs) issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓  Our HR Committee has authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

✓  We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓  We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all of the other executive officers in certain circumstances.

What we don’t do

X   Executive officers are prohibited from hedging or pledging company shares;

X   We don’t offer single trigger change of control rights or excise tax gross-up payments;

X   We don’t guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;

X   We don’t guarantee increases to base salaries or target incentive award opportunities;

X   We don’t reprice stock options, grant reload stock options or “spring load” equity awards to enable recipients to benefit from the release of confidential information;

X   We don’t include unvested RSUs or vested/unvested stock options in the calculation of share ownership guidelines; and

X   We don’t offer excessive perquisites.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.

5. Other business

If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.

N/A
We received a shareholder proposal for consideration at the meeting. Following a constructive discussion with our company and based on our progress, ongoing work and commitments in this area, the shareholder agreed not to submit its proposal to a vote at the meeting. We agreed to include the proposal in this circular for informational purposes only. The proposal and related supporting statement are reproduced in Appendix B of this circular, along with our company’s response. This proposal is not a part of the formal business or agenda of the meeting.

Page 8    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Voting Information and How to Attend

What is the format of the meeting?

We are holding the meeting as a virtual-only meeting, which will be conducted through a live webcast. Shareholders will have an opportunity to attend the meeting, submit or ask questions and vote in real time through a web-based platform, regardless of geographic location and share ownership. Shareholders will not be able to attend the meeting in person.

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 13, 2022 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 13, 2022, there were 486,996,826 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, during the meeting online or by proxy, is required to approve each item of business.

Woodbridge, our principal and controlling shareholder, beneficially owned approximately 67% of our outstanding common shares as of April 13, 2022. Woodbridge has advised our company that it will vote FOR each item of business as recommended by the board of directors.

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the Board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, except in exceptional circumstances. The Board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable). As Woodbridge has indicated that it will vote FOR the election of each director nominee, each director will receive more than a majority of votes at the meeting.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the virtual-only meeting and vote during the meeting by online ballot through the live webcast platform. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

—	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

—	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

How do I attend and participate in the meeting?

We are holding the meeting in a virtual-only format, which will be conducted through a live webcast. Shareholders will not be able to attend the meeting in person.

How you vote will depend on whether you’re a registered shareholder or a non-registered shareholder (as discussed above).

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend and vote at the meeting online. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as described below. Guests will be able to listen to the meeting but will not be able to vote at the meeting.

Additional information about participation in the meeting is set forth in our Virtual AGM User Guide which accompanies this circular and is available on our website.

If you attend the meeting, it is your responsibility to have Internet connectivity for the duration of the meeting.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 9

Registered shareholders	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

If you want to vote by proxy before the meeting

You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder.

You may give voting instructions through the Internet, mail or telephone. Please refer to your proxy form for instructions.

If you want to attend and vote at the meeting

You may vote at the meeting by completing an online ballot during the meeting, as further described below. Do not complete or return your proxy form, as your vote will be taken at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf. Follow the instructions below for appointing a proxyholder if applicable.

Please follow these steps:

1.   Log in online at www.tr.com/agm2022. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Shareholder”.

3.  Enter your control number as your username. The control number is located on your proxy form or in the e-mail notification you received from Computershare Trust Company of Canada.

4.  Enter the password: tri2022 (case sensitive).

5.  Follow the instructions to view the meeting and vote when prompted.

Once you log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your proxy form) to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you must submit your proxy form appointing the third party AND register the third party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register your proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Please follow these steps:

1.   Submit your proxy form – To appoint a third party proxyholder, insert that person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form. This step must be completed before registering the proxyholder as step 2 below.

2.  Register your proxyholder – To register a third party as your proxyholder, you MUST visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 6, 2022 and provide Computershare Trust Company of Canada with the required proxyholder contact information so that Computershare Trust Company of Canada may provide the proxyholder with a username by e-mail shortly after this deadline. Without a username, proxyholders will not be able to ask questions or vote at the meeting but will be able to participate as a guest.

If you want to appoint more than one proxyholder to each vote a subset of your shares, you must submit your proxy by mail indicating the number of shares to be voted by each proxyholder, and also complete step 2 above.

Page 10    Management Proxy Circular and Notice of Annual Meeting of Shareholders

If you want to attend the meeting as a guest

Guests can log into the meeting as set forth below. Guests can listen to the meeting but are not able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   Log in online at www.tr.com/agm2022. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Guest” and complete the online form.

Deadline for returning your proxy form	Your completed proxy must be received by Computershare Trust Company of Canada by 5:00 p.m. (Eastern Daylight Time) on Monday, June 6, 2022.

Non-registered shareholders

You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

If you want to vote by proxy before the meeting	If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

If you want to attend and vote at the meeting

If you are a non-registered shareholder and you wish to ask questions or vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare Trust Company of Canada. This is because our company and our transfer agent, Computershare Trust Company of Canada, do not have records of the non-registered shareholders of the company. As a result, we would have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the virtual meeting as a guest, but you won’t be able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   To appoint yourself as proxyholder, insert your name in the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions by submitting the voting instruction form by the appropriate deadline as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering a proxyholder as step 2 below.

2.  To register yourself as a proxyholder, you must visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 6, 2022 and provide Computershare Trust Company of Canada with your required proxyholder contact information so that Computershare Trust Company of Canada may provide you with a username by e-mail shortly after this deadline. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

3.  Log in online at www.tr.com/agm2022. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

4.  Click “Shareholder”.

5.  Enter your username that was provided by Computershare Trust Company of Canada.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 11

6.  Enter the password: tri2022 (case sensitive).

7.  Follow the instructions to view the meeting and vote when prompted.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 6, 2022.

3.  Computershare Trust Company of Canada will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are required to register your appointment as a proxyholder at www.computershare.com/ThomsonReuters as noted above.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your voting instruction form) to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you must submit your voting instruction form appointing the third party AND register the third party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register your proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Please follow these steps:

1.   Submit your voting instruction form – To appoint a third party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions by submitting the voting instruction form by the appropriate deadline as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering a proxyholder as step 2 below.

2.  Register your proxyholder – To register another person as your proxyholder, you MUST visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 6, 2022 and provide Computershare Trust Company of Canada with the required proxyholder contact information so that Computershare Trust Company of Canada may provide the proxyholder with a username by e-mail shortly after this deadline. Without a username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

If you are a non-registered shareholder located in the United States and you wish to appoint a third party as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

Page 12    Management Proxy Circular and Notice of Annual Meeting of Shareholders

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 6, 2022.

3.  Computershare Trust Company of Canada will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are required to register the third party’s appointment as a proxyholder at www.computershare.com/ThomsonReuters as noted above.

If you want to attend the meeting as a guest

Guests, including non-registered shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set forth below. Guests can listen to the meeting but are not able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   Log in online at www.tr.com/agm2022. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Guest” and complete the online form.

Deadline for returning your form	Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the proxy deadline to enable your intermediary to act on your instructions prior to the deadline.

How do I submit or ask questions during the meeting?

In writing (type/chat)

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) participating in the meeting may ask questions via the website for the meeting by typing and submitting their question in writing. Select the messaging tab and type your question within the box at the top of the screen. Once finished, press the “send” arrow to the right of the box to submit your question.

By phone

During the meeting, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will also be able to ask questions by phone. To ask a question by phone, send your phone number and subject using the messaging tab (as described above) and the LUMI platform will dial you in the meeting during the Q&A session of the meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests but will not be able to submit or ask questions during the meeting.

If you prefer, you may also submit written questions in advance of the meeting which will be addressed during the Q&A session by e-mailing your question to investor.relations@tr.com.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 13

Other Questions and Answers

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 6, 2022.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on your proxy form or voting instruction form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•

By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 6, 2022. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

—

To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 7, 2022. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

—	To the Chair of the meeting before the meeting starts; or

—	In any other manner permitted by law.

•

If you use your control number as a username to log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Page 14    Management Proxy Circular and Notice of Annual Meeting of Shareholders

How can I contact Computershare Trust Company of Canada if I have questions?

You can contact Computershare Trust Company of Canada directly at the following numbers:

Canada and the United States	1.800.564.6253
Other countries	1.514.982.7555

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies and votes cast at the meeting through the live webcast platform to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.tr.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Who do I contact if I need technical assistance for the meeting?

If you encounter any difficulties with the virtual platform on the day of the meeting, please go to www.lumiglobal.com/faq for frequently asked questions and click on the support button for assistance.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 15

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.tr.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information and How to Attend” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote during the meeting by online ballot through the live webcast platform.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.proxyvote.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.investorcentre.com (country – Canada) and click on “Sign up for eDelivery” at the bottom of the page. You will need information from your proxy form to register.

Page 16    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Principal Shareholder and Share Capital

As of April 13, 2022, Woodbridge beneficially owned 325,874,185 of our common shares, or approximately 67% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

From time to time, in the normal course of business, Thomson Reuters enters into transactions with Woodbridge and certain of its affiliates. In 2021, these transactions involved providing and receiving product and service offerings and were not material to our results of operations or financial condition either individually or in the aggregate.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 17

About Our Directors

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2021; and

•	Our corporate governance structure and practices.

HIGHLIGHTS

•	The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate;

•	A majority of our directors are independent and only one director (our CEO) is a member of management;

•	36% of the director nominees are women and two have self-identified as visible minorities;

•	The roles and responsibilities of the Chairman and the CEO are separate;

•	13 of the 14 nominees are currently directors of our company;

•	A majority of the director nominees have been on the Board for less than five years; and

•	At last year’s annual meeting, our director nominees who are standing for re-election received an average of 98% “for” votes.

Voting

You will be asked to vote for each director on an individual basis. Each of the 14 nominees is proposed to be elected for a term ending at our 2023 annual meeting of shareholders. 13 of the nominees are currently directors of our company. 12 of our director nominees were elected at our 2021 annual meeting of shareholders. Beth Wilson is a new director nominee who is proposed to be elected at the meeting and LaVerne Council (appointed to the Board in January 2022) is standing for election by shareholders for the first time at the meeting. Profiles for each nominee are provided on the following pages.

The Board unanimously recommends that you vote FOR the election of the following 14 nominees to the Thomson Reuters Board of Directors: David Thomson, Steve Hasker, Kirk E. Arnold, David W. Binet, W. Edmund Clark, C.M., LaVerne Council, Michael E. Daniels, Kirk Koenigsbauer, Deanna Oppenheimer, Simon Paris, Kim M. Rivera, Barry Salzberg, Peter J. Thomson and Beth Wilson.

Vance Opperman and Wulf von Schimmelmann have decided not to stand for re-election at the meeting. Vance Opperman has served on the Board since 1996, including as Lead Independent Director since 2013. Wulf von Schimmelmann has served on the Board since 2011. We thank Vance and Wulf for their contributions to Thomson Reuters.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director. As noted above, at last year’s annual meeting, our director nominees who are standing for re-election received an average of 98% “for” votes. Additional information is provided in each nominee’s profile on the following pages.

Page 18    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Director qualifications, skills and experiences

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the Board and the overall management of the business and affairs of Thomson Reuters. Each director nominee understands our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election.

The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee. Our Board believes that these skills and experiences are necessary for it to carry out its mandate. The skills matrix is reviewed and updated annually.

Skills

David Thomson		✓		✓			✓	✓	✓			✓	✓		✓	✓
Steve Hasker	✓	✓		✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓		✓
Kirk Arnold		✓	✓	✓			✓	✓	✓		✓		✓	✓	✓	✓		✓
David Binet		✓	✓	✓	✓		✓	✓	✓	✓	✓	✓				✓
Ed Clark		✓	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓		✓	✓
LaVerne Council		✓		✓		✓			✓		✓		✓	✓		✓		✓
Mike Daniels		✓	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓
Kirk Koenigsbauer			✓	✓			✓	✓	✓		✓		✓		✓	✓		✓
Deanna Oppenheimer		✓	✓	✓	✓				✓		✓			✓	✓	✓		✓
Simon Paris	✓	✓	✓	✓	✓		✓		✓		✓				✓	✓
Kim Rivera	✓	✓	✓	✓		✓		✓	✓	✓	✓		✓	✓	✓	✓		✓
Barry Salzberg	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
Peter Thomson		✓					✓	✓	✓		✓	✓						✓
Beth Wilson	✓	✓	✓	✓	✓		✓	✓	✓				✓	✓	✓	✓

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 19

Board Diversity

The Board also values the benefits that diversity can bring to the boardroom and throughout Thomson Reuters. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and improves oversight, decision-making and governance.

While the Corporate Governance Committee of the Board focuses on finding the best qualified candidates for the Board, a nominee’s diversity may be considered favorably in his or her assessment. Our Corporate Governance Guidelines provide that diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

In April 2022, the Board formalized an objective that at least 30% of its members should be women. This was a goal that the Board had been working towards in previous years. The Board will meet this goal at the meeting on June 8, 2022 if all of the director nominees are elected.

2022
	Target		Specific date for achievement of target	Progress in achieving target
	Number	%
Women on the Board of Directors	N/A	At least 30%	N/A

Women represent approximately 27% of the Board as of April 13, 2022.

The target will be achieved if all 14 director nominees are elected at the meeting on June 8, 2022. If all of the director nominees are elected, women will represent approximately 36% of the Board.

As set forth in the table below, five of the 14 director nominees proposed for election at the meeting (36%) are women. Two of our director nominees have self-identified as a visible minority.

Board Diversity Matrix
Director Nominees	14
	Male	Female
Gender identity	9	5
Demographic background
Visible minority	0	2
White/Caucasian	9	3

As reflected in the graph below, the number of women who are director nominees at our annual meeting has increased in each of the last three years.

Page 20    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Independence

A majority of the Board is independent. Under the Corporate Governance Guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2022, the Board conducted its annual assessment of the independence of its members and determined that 10 of the 15 current directors (approximately 67%) serving on the Board were independent. The Board also determined that if all of the director nominees are elected, then nine of the 14 directors (approximately 64%) will be independent following the meeting.

In determining independence, the Board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The Board’s determination of independence was also based on responses to questionnaires completed by directors and Beth Wilson.

For the Board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

•	We have a Lead Independent Director (Vance Opperman); and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, HR Committee and Risk Committee each have a majority of independent directors.

The table below indicates which of our directors are independent and not independent.

Director Independence

Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
Current directors
David Thomson			✓	A Chairman of Woodbridge
Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters
Kirk E. Arnold		✓
David W. Binet			✓	President of Woodbridge
W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge
LaVerne Council		✓
Michael E. Daniels		✓
Kirk Koenigsbauer		✓
Deanna Oppenheimer		✓
Vance K. Opperman		✓
Simon Paris		✓
Kim M. Rivera		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge
Wulf von Schimmelmann		✓
Total	1	10	5
New director nominee
Beth Wilson		✓
Total – directors proposed to be elected at the meeting	1	9	5

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 21

David Thomson, David Binet, Ed Clark and Peter Thomson are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2022 that these relationships were immaterial.

Tenure

Our Board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our Board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time.

The following shows the tenure of our director nominees. As reflected below, a majority of the director nominees have served for less than five years.

The average tenure of director nominees who are considered independent is 2.7 years and the average tenure of all director nominees (which includes directors affiliated with our principal shareholder) is 7.4 years.

The two director nominees who have been members of the Board for more than 10 years (David Thomson and Peter Thomson) are affiliated with our company’s principal shareholder, Woodbridge.

Age

The average age of our director nominees is 60.

Page 22    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Countries of Residence

The following shows the countries where our director nominees ordinarily reside:

Interlocking Directorships

We do not have any director nominees who serve together on boards of other public companies. The Board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company’s Board. Directors must, however, receive approval from the Chair of the Corporate Governance Committee before accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 23

Nominee Information

The following provides information regarding the 14 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country of residence, the year that they were appointed to our Board, independence status, primary areas of expertise, committee membership, attendance at Board and committee meetings in 2021 and ownership of Thomson Reuters securities. This information also reflects the percentage of “for” votes received by each director nominee at our 2021 annual meeting of shareholders.

In the director nominee profiles, “securities held” by a director nominee includes common shares over which a director nominee exercised control or direction, and the number of deferred share units (DSUs), restricted share units (RSUs) and options held by, or credited to, each individual as of April 13, 2022. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of DSUs, RSUs or options. Our CEO Steve Hasker is the only director who holds RSUs or options. Each director nominee provided us with information about how many common shares he or she beneficially owns.

The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on April 13, 2022, which was $108.88. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date. We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of April 13, 2022 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

David Thomson[1] Age: 64 Toronto, Ontario, Canada Director since 1988 Non-independent Primary areas of expertise: investment management, retail, media/publishing 2021 annual meeting votes for: 99.12%

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge.

	Board/committee membership	2021 attendance		Other public company board memberships
	Board	8 of 8	100%		–
	Total	8 of 8	100%
	Securities held (number and value)[2]				Total shares and DSUs[3]	Total market value	Ownership multiple of annual retainer
	Common shares 50,000	RSUs –	DSUs 110,814	Options –	160,814
	$5,444,000	–	$12,065,428	–		$17,509,428	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

3  An additional 1,400 shares are held by an immediate family member of David Thomson.

Page 24    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Steve Hasker

Age: 52

Toronto, Ontario, Canada

Director since 2020

Non-independent

Primary areas of expertise: operations, international business, strategy and technology

2021 annual meeting votes for: 99.56%

Steve Hasker

Steve Hasker has been President and Chief Executive Officer of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University.

Board/committee membership	2021 attendance		Other public company board memberships
Board	8 of 8	100%	Appen Limited
Total	8 of 8	100%
Securities held (number and value)				Total shares and DSUs	Total market value[1]	Ownership multiple of base salary[2]
Common shares –	RSUs 168,524	DSUs –	Options 480,588	–
–	–	–	–		–	0.0x

1  56,174 of Steve’s 168,524 RSUs are time-based restricted share units (TRSUs). As of April 13, 2022, the value of Steve’s TRSUs was $6,116,225.

2  Reflects Steve’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Kirk E. Arnold

Age: 62

Kennebunk, Maine, United States

Director since 2020

Independent

Primary areas of expertise: technology, strategy, sales & marketing, human capital management

2021 annual meeting votes for: 98.61%

Kirk E. Arnold

Kirk E. Arnold has been Executive-in-Residence at General Catalyst Ventures since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. Kirk serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor’s degree from Dartmouth College.

Board/committee membership	2021 attendance		Other public company board memberships
Board	8 of 8	100%	Epiphany Technology Acquisition Corp.
Corporate Governance	5 of 5	100%	Ingersoll-Rand plc
HR	6 of 6	100%	Trane Technologies
Risk	4 of 4	100%
Total	23 of 23	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 6,808	Options –	6,808
–	–	$741,255	–		$741,255	3.3x

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 25

David W. Binet Age: 64 Toronto, Ontario, Canada Director since 2013 Non-independent Primary areas of expertise: legal, media/publishing, investment management 2021 annual meeting votes for: 96.38%

David W. Binet

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. David is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. David served as Chairman of the Thomson Reuters Foundation from October 1, 2009 through March 14, 2020. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. David has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

	Board/committee membership	2021 attendance		Other public company board memberships
	Board	8 of 8	100%	–
	Corporate Governance	5 of 5	100%
	HR	6 of 6	100%
	Risk	4 of 4	100%
	Total	23 of 23	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 261,176	RSUs –	DSUs 37,449	Options –	298,625
	$28,436,843	–	$4,077,447	–		$32,514,290	144.5x

W. Edmund Clark, C.M.

Age: 74

Toronto, Ontario, Canada

Director since 2015

Non-independent

Primary areas of expertise: executive leadership, finance, human resources, strategy

2021 annual meeting votes for: 96.07%

W. Edmund Clark, C.M.

W. Edmund Clark is a corporate director. Ed served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Ed was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Ed was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Ed has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. Ed has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions.

	Board/committee membership	2021 attendance		Other public company board memberships
	Board	8 of 8	100%	Spin Master Corp.
	Corporate Governance	5 of 5	100%
	HR	6 of 6	100%
	Total	19 of 19	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 36,316	RSUs –	DSUs 31,996	Options –	68,312
	$3,954,086	–	$3,483,724	–		$7,437,811	33.1x

Page 26    Management Proxy Circular and Notice of Annual Meeting of Shareholders

LaVerne Council

Age: 60

Great Falls, Virginia, United States

Director since January 2022

Independent

Primary areas of expertise: technology, operations, transformational change

2021 annual meeting votes for:
N/A

LaVerne Council

LaVerne Council is the Chief Executive Officer of Emerald One, LLC, an information technology consulting company focused on helping businesses develop innovative methodologies for driving change and transformation. She was the National Managing Principal, Enterprise Technology Strategy & Innovation, for Grant Thornton LLP from 2017 to 2019 and served as the Senior Vice President and General Manager for MITRE Corporation in 2017. LaVerne was Assistant Secretary for the Office of Information & Technology and Chief Information Officer for the United States Department of Veterans Affairs from 2015 to 2017. She was the Chief Executive Officer of Council Advisory Services, LLC from 2012 through 2015. LaVerne has also held significant corporate leadership roles focused on supply chain, IT centralization and integration. She served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 through 2011. Before that, she served in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, including as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. She received her Master of Business Administration from Illinois State University and her Bachelor of Business Administration in Computer Science from Western Illinois University. LaVerne also holds an honorary Doctorate of Business Administration from Drexel University.

Board/committee membership	2021 attendance		Other public company board memberships
Board	–	–	CONMED Corporation
Audit	–	–	Concentrix Corporation
Total	–	–
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 482	Options –	482
–	–	$52,480	–		$52,480	0.2x

Michael E. Daniels

Age: 67

Hilton Head Island, South Carolina, United States

Director since 2014

Independent

Primary areas of expertise: international business, finance, operations, technology

2021 annual meeting votes for: 96.22%

Michael E. Daniels

Michael E. Daniels is a corporate director. In 2013, Mike retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mike also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mike has a bachelor’s degree in political science from Holy Cross College.

Board/committee membership	2021 attendance		Other public company board memberships
Board	7 of 8	88%	SS&C Technologies Holdings, Inc.
Audit	6 of 8	75%	Johnson Controls International plc
Corporate Governance	4 of 5	80%
HR	6 of 6	100%
Risk	3 of 4	75%
Total	26 of 31	84%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 2,924	RSUs –	DSUs 32,296	Options –	35,220
$318,365	–	$3,516,388	–		$3,834,754	17.0x

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 27

Kirk Koenigsbauer Age: 54 Seattle, Washington, United States Director since 2020 Independent Primary areas of expertise: technology, operations, sales & marketing 2021 annual meeting votes for: 99.86%

Kirk Koenigsbauer

Kirk Koenigsbauer has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at

Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Kirk worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video

Games Stores and Director of Product Management, Auctions. Kirk also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Kirk has a bachelor’s degree from Colby College.

	Board/committee membership	2021 attendance		Other public company board memberships
	Board	8 of 8	100%	–
	Audit	8 of 8	100%
	Risk	4 of 4	100%
	Total	20 of 20	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 5,332	Options –	5,332
	–	–	$580,548	–		$580,548	2.6x

Deanna Oppenheimer Age: 64 Seattle, Washington, United States Director since 2020 Independent Primary areas of expertise: operations, strategy, technology 2021 annual meeting votes for: 99.91%

Deanna Oppenheimer

Deanna Oppenheimer is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012. From 2005 to 2011, Deanna served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. Deanna is also a non-executive director of Slalom and is the founder of BoardReady, a not-for-profit, collective group of diverse senior leaders dedicated to increasing corporate and board diversity. Deanna received a BA from the University of Puget Sound.

	Board/committee membership	2021 attendance		Other public company board memberships[1]
	Board	8 of 8	100%	Hargreaves Lansdown plc
	Audit	8 of 8	100%
	Corporate Governance	4 of 4	100%
	Total	20 of 20	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 3,133	Options –	3,133
	–	–	$341,121	–		$341,121	1.5x

	1 Deanna will become a non-executive director of InterContinental Hotels Group PLC on June 1, 2022 and will become non-executive chair of its board of directors on September 1, 2022.

Page 28    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Simon Paris Age: 52 London, United Kingdom Director since 2020 Independent Primary areas of expertise: operations, strategy, technology 2021 annual meeting votes for: 99.92%

Simon Paris

Simon Paris is Chief Executive Officer of Finastra, a global financial technology (fintech) provider. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. He currently chairs the World Trade Board, an organization initiated by Finastra that is made up of global leaders, innovative thinkers, industry influencers and subject matter experts from the different corners of trade, finance and commerce. Simon holds a BA from the European Business School and an MBA from INSEAD.

	Board/committee membership	2021 attendance		Other public company board memberships
	Board	8 of 8	100%	Everbridge, Inc.
	Audit	8 of 8	100%
	Total	16 of 16	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 3,133	Options –	3,133
	–	–	$341,121	–		$341,121	1.5x

Kim M. Rivera Age: 53 Woodside, California, United States Director since 2019 Independent Primary areas of expertise: legal, strategy, technology, operations 2021 annual meeting votes for: 99.81%

Kim M. Rivera

Kim M. Rivera is the Chief Legal and Business Affairs Officer of OneTrust, a privacy, security and governance management software company. She was Special Advisor to the CEO of HP Inc. from February 2021 through December 2021. Prior to that, Kim was President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. As President, Strategy and Business Management, she led corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Kim managed HP Inc.’s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. Kim has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School.

	Board/committee membership	2021 attendance		Other public company board memberships
	Board	8 of 8	100%	Cano Health Inc.
	Audit	7 of 8	88%
	Risk	4 of 4	100%
	Total	19 of 20	95%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 6,389	Options –	6,389
	–	–	$695,634	–		$695,634	3.1x

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 29

Barry Salzberg

Age: 68

New York, New York, United States

Director since 2015

Independent

Primary areas of expertise: accounting/audit, operations, international business

2021 annual meeting votes for: 98.68%

Barry Salzberg

Barry Salzberg is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Barry is Chairman of the board of directors of 10EQS and has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the board of College Summit and Chairman of the board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law.

Board/committee membership	2021 attendance		Other public company board memberships
Board	8 of 8	100%	–
Audit	8 of 8	100%
Corporate Governance	5 of 5	100%
Risk	4 of 4	100%
Total	25 of 25	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 24,462	Options –	24,462
–	–	$2,663,423	–		$2,663,423	11.8x

Peter J. Thomson[1]

Age: 56

Toronto, Ontario, Canada

Director since 1995

Non-independent

Primary areas of expertise: international business, investment management, technology

2021 annual meeting votes for: 97.13%

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario.

Board/committee membership	2021 attendance		Other public company board memberships
Board	8 of 8	100%	–
HR	6 of 6	100%
Total	14 of 14	100%
Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 13,573	Options –	13,573
–	–	$1,477,828	–		$1,477,828	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Page 30    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Beth Wilson is proposed to be elected to the Board at the meeting and does not currently serve as a director of our company.

Beth Wilson Age: 53 Toronto, Ontario, Canada Independent Primary areas of expertise: tax and accounting and legal industries, audit, executive leadership

Beth Wilson

Beth Wilson has been Vice-Chair of the Chartered Professional Accountants of Canada since October 2021. She is the former Chief Executive Officer of Dentons Canada LLP and was a member of the global leadership team, serving on the Global Board and Global Management Committee from July 2017 to January 2022. Prior to this role, Beth was an audit partner at KPMG from 2000 to 2016 and served as Managing Partner at KPMG in the Greater Toronto Area from 2009 to 2016. Between 2005 and 2016, she also served as a member of KPMG’s Management Committee in various leadership positions, including Canadian Managing Partner Community Leadership, Canadian Managing Partner Regions and Enterprise with responsibility for 24 regional offices across Canada, and Chief Human Resources Officer. Beth is currently a trustee and Audit Committee Chair at The Hospital for Sick Children and a director at Woodgreen Foundation and Toronto CivicAction. Beth has a BComm from the University of Toronto and is a CPA.

Beth does not beneficially own any Thomson Reuters securities as of April 13, 2022.

Other public company board memberships[1]

IGM Financial Inc.

1 Beth has been nominated for election to the board of directors of Power Corporation of Canada at its annual meeting of shareholders to be held on May 12, 2022.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 31

Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

•	align the interests of our directors with those of our shareholders; and

•	provide competitive compensation.

The compensation program for our directors considers:

•	the size, scope and complexity of our organization;

•

the time commitment, contributions and effort required of directors to serve on the Board and one or more Board committees, as applicable (including Board/committee meetings and travel to and from Board/committee meetings and site visits);

•	the experience and skills of our directors;

•

compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

•

an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and

•	our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors’ compensation. In November 2021, the Corporate Governance Committee decided to maintain current director compensation retainers for 2022.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by the same peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

We do not grant stock options, restricted share units (RSUs) or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Page 32    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our directors have a mandatory equity component for their compensation. Approximately 88% of director compensation was paid in equity (DSUs or common shares) in 2021.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our non-management directors in 2021. Directors do not receive separate attendance or meeting fees. Chairs of the Board’s standing committees receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

2021 ($)
Non-management directors[1]	225,000 (75,000 of which was required to be paid in deferred share units, or DSUs)
Chairman of the Board	600,000
Additional retainers
Deputy Chairman of the Board	150,000 (paid in DSUs)
Lead Independent Director	150,000 (paid in DSUs)
Committee chairs – Audit, Corporate Governance, HR and Risk	50,000 (paid in DSUs)

1	Directors other than the Chairman.

Retainers / Mandatory Equity Component

In 2021, we required a minimum of $75,000 of each non-management director’s $225,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $150,000 of their annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly).

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled in common shares or, at the election of our company, in cash, following termination of the director’s Board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman’s annual retainer is $600,000. The Deputy Chairman’s annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman also receives the same $225,000 annual retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the “Corporate Governance Practices” section of this circular.

Lead Independent Director Retainer

The Lead Independent Director’s annual retainer is $150,000, which is payable entirely in DSUs. The Lead Independent Director also receives the same annual $225,000 retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the “Corporate Governance Practices” section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 33

Benchmarking Director Compensation

In setting 2021 director compensation, the Corporate Governance Committee evaluated publicly available data related to director compensation paid by the same global peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes. In June 2021, the HR Committee approved updates to the global peer group. As part of this process, the HR Committee’s independent compensation consultant reviewed the peer group and identified potential changes that were intended to reflect Thomson Reuters’ evolving business strategy as it transitions from a content provider to a content-driven technology company.

In its most recent benchmarking review in November 2021, the Corporate Governance Committee reviewed director compensation at the following companies in Thomson Reuters’ global peer group for executive compensation purposes. As part of its review, the Corporate Governance Committee evaluated data for North American-based companies in the peer group as Thomson Reuters is headquartered in Canada and most of its directors reside in Canada or the United States. The Corporate Governance Committee also acknowledged that director compensation for U.S. companies is generally higher than Canadian companies.

Automatic Data Processing Inc. CGI Group Inc. eBay Inc. Equifax Inc. Experian Plc Gartner Inc.	IHS Markit Ltd. The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. Nielsen Holdings plc Omnicom Group Inc.	RELX PLC S&P Global Inc. TransUnion Verisk Analytics, Inc. Wolters Kluwer NV

Total Director Compensation

The table below reflects compensation earned by our directors in 2021. Approximately 88% of 2021 director compensation was paid in DSUs. LaVerne Council was not a director during 2021.

As President and CEO of Thomson Reuters, Steve Hasker does not receive compensation for his service as a director. We discuss aspects of Steve Hasker’s compensation in the “Compensation Discussion and Analysis” section of this circular.

	Fees Earned ($)

Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson[1]	–	600,000	–	–	600,000
Kirk Arnold[2]	–	275,000	–	–	275,000
David W. Binet[3]	150,000	225,000	–	–	375,000
W. Edmund Clark, C.M.[4]	–	275,000	–	–	275,000
Michael E. Daniels[5]	–	275,000	–	–	275,000
Kirk Koenigsbauer	–	225,000	–	–	225,000
Deanna Oppenheimer	–	225,000	–	–	225,000
Vance K. Opperman[6]	–	375,000	–	–	375,000
Simon Paris	–	225,000	–	–	225,000
Kim M. Rivera	–	225,000	–	–	225,000
Barry Salzberg[7]	150,000	125,000	–	–	275,000
Peter J. Thomson	150,000	75,000	–	–	225,000
Wulf von Schimmelmann	–	225,000	–	–	225,000
Total	450,000	3,350,000	–	–	3,800,000

1	David Thomson’s compensation reflects fees for serving as Chairman.
2	Kirk Arnold’s compensation includes fees for serving as Chair of the Risk Committee.
3	David Binet’s compensation includes fees for serving as Deputy Chairman.
4	Ed Clark’s compensation includes fees for serving as Chair of the HR Committee.
5	Mike Daniels’ compensation includes fees for serving as Chair of the Corporate Governance Committee.
6	Vance Opperman’s compensation includes fees for serving as the Lead Independent Director.
7	Barry Salzberg’s compensation includes fees for serving as Chair of the Audit Committee.

Page 34    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Steve Hasker are described later in the circular.

Share Ownership Guidelines

Directors are currently required to hold common shares and/or DSUs with a value equal to three times their annual retainer, which is currently $675,000. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters Board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a “once met, always met” standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees can be found in each nominee’s biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 13, 2022, Woodbridge beneficially owned approximately 67% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular. The following table shows each non-management director’s progress towards his or her share ownership guidelines. All ownership multiples and each director’s ownership are as of April 13, 2022.

Name	Ownership multiple of annual retainer	Progress towards guidelines
David Thomson	–	✓, through Woodbridge’s ownership
Kirk E. Arnold	3.3x	✓
David W. Binet	144.5x	✓
W. Edmund Clark, C.M.	33.1x	✓
LaVerne Council	0.2x	Required by January 12, 2027; 8% towards goal
Michael E. Daniels	17.0x	✓
Kirk Koenigsbauer	2.6x	Required by March 4, 2025; 86% towards goal
Deanna Oppenheimer	1.5x	Required by November 11, 2025; 51% towards goal
Vance K. Opperman	96.7x	✓
Simon Paris	1.5x	Required by November 11, 2025; 51% towards goal
Kim M. Rivera	3.1x	✓
Barry Salzberg	11.8x	✓
Peter J. Thomson	–	✓, through Woodbridge’s ownership
Wulf von Schimmelmann	21.7x	✓

Steve Hasker is subject to separate ownership guidelines as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Steve Hasker’s retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Steve Hasker regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the Board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 35

Corporate Governance Practices

Our Board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders’ interests. We believe that sustainable value creation for all shareholders is fostered through a Board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

HIGHLIGHTS

•

Independence - A majority of our directors are independent and only one director (our CEO) is a member of management. All of the Board’s committees are comprised of a majority of independent directors. Our independent directors meet without management at each Board meeting;

•	Separation of Chairman and CEO - The roles and responsibilities of the Chairman and the CEO are separate;

•	Share ownership guidelines - Our directors and executive officers are required to maintain equity interests in our company;

•	Risk oversight - We have a separate Risk Committee that helps oversee our enterprise risk management (ERM) program and other risks not overseen by the Board and its other committees;

•	ESG oversight - ESG is overseen by our Board and its committees;

•	Voting structure - We do not have dual class or subordinate voting structures;

•	Code of Business Conduct and Ethics - Our directors and executive officers must comply with our Code and other corporate governance policies;

•	Director orientation - We have an orientation program to onboard our new directors; and

•	Independent advice - The Board and each of its committees have the ability to retain independent advisors.

Board Composition and Responsibilities

Governance Structure

The Board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in Corporate Governance Guidelines, which the Corporate Governance Committee reviews annually. The Corporate Governance Guidelines deal with issues such as the Board’s duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the Board’s four standing committees (Audit, Corporate Governance, HR and Risk) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The Board’s principal responsibilities include strategic planning, risk management, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from the Chief Legal Officer.

Page 36    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Board Size

The Board currently consists of 15 individuals and functions independently of management. The Board is currently comprised of 14 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed that 14 directors be nominated for election at the meeting, 13 of whom are currently directors. Each of the Board’s committees is discussed in more detail later in this circular.

Key Responsibilities of the Board

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the Board’s 2021 work plan. Five of the Board’s meetings in 2021 were regularly scheduled and three special meetings were held during the year.

Meeting	2021 Primary Activities/Topics
January	• Annual operating plan (which included the Change Program) • Dividend policy
March

• Annual disclosure and corporate governance documents (annual report/financial statements and proxy circular)

• Financial update

• Change Program update

• Business segment competitive environment and M&A update

• Executive compensation

June	• Change Program update • COVID-19 and return to office update • Financial and capital strategy update • Risk, Fraud and Compliance business update
September	• Change Program update • Financial and capital strategy update • Product strategy • M&A update • Corporate Venture Capital Fund
November	• Change Program Update • COVID-19 update • Financial update • Customer Markets update • Corporates segment update • M&A Update
Each meeting	• In-camera meetings with the CEO only (typically at the start and end of each meeting) • In-camera meetings of non-management directors only • In-camera meetings of independent directors only
Periodically

• Strategic and management discussions related to individual businesses or sectors

• Reports from the Chairs of the Audit, Corporate Governance, HR and Risk Committees

• Enterprise risk management (ERM)

• Proposed significant acquisitions and dispositions

• Product updates

• COVID-19 updates

• Proposed capital markets transactions

• Competitive analysis

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 37

Strategic Planning

The Board plays an important role in strategic planning and direction throughout the year.

In January, the Board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities

•	Competitive position

•	Business outlook

•	Preliminary full-year financial results

•	Financial projections for a three-year period

•	Other key performance indicators

•	Annual dividend and share repurchase program recommendations

•	Risks

Throughout the year, the Board and management discuss our progress against the plan. In 2021, the Board focused its in-person meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company’s strategic plans with our CEO and CFO and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

The Board also discusses various strategic issues with management at other meetings during the year. For example, the Board discussed our capital strategy with the CFO in September. In addition, various presidents of our business segments provide updates to the Board at meetings during the year and those discussions typically address the segment’s current operations and strategic objectives.

Risk Oversight

Our management team is responsible for day-to-day risk identification and risk management. The Board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks.

The ERM process at our company is intended to:

•

identify the most significant operational, strategic, reputational, financial and other risks in each of our business segments as well as for our corporate center, considering both the external environment as well as internal changes related to structure, strategy and processes;

•	assess which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

•	develop and implement action plans for the enterprise risks and reviewing them periodically at a corporate and Board level.

Our enterprise risk management (ERM) process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters and assist the Board and its committees with oversight responsibility for risk management.

Each year, we conduct a risk assessment process. The ERM process owner conducts risk assessments throughout Thomson Reuters utilizing the prior year’s top identified risks and inputs from a Board survey (which is discussed below). Relevant businesses or functions then create their own lists of applicable top risks. These risk assessments and lists then roll up into the different businesses and functions within the company. The ERM process owner and the chairs of our management business risk committee, who track and monitor enterprise risks, utilize this information to create a proposed consolidated top enterprise risks list across Thomson Reuters. The management business risk committee is comprised of various Thomson Reuters senior leaders from Corporate functional departments and each business segment and is co-chaired by the Chief Legal Officer and Chief

Page 38    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Operations and Technology Officer. This committee assesses the status of identified risks and reviews the adequacy of applicable mitigation plans, and then submits a list of proposed top enterprise risks to the CEO’s operating leadership network.

As part of the ERM process, directors are surveyed after the Board’s first meeting of the year in January. Directors are asked to consider certain risk factors and definitions of impact and likelihood related to the ERM process, in light of their own knowledge of our company and business experience. Directors then provide input for Thomson Reuters’ businesses and functions to consider in assessing enterprise risks for the year. Utilizing this information and an anonymized list of risks and input from the Board survey, the CEO’s operating leadership network then reviews and agrees upon the top enterprise risks to present to the Board’s Risk Committee for review, input and approval.

During the year, the management business risk committee also provides direction, prioritization, executive support and communication to others at the company involved in the ERM process. Executives responsible for specific risk mitigation periodically report to the management business risk committee, the Board’s Risk Committee, the full Board of Directors or other Board committees, as appropriate, during the year. For our business segments and functional departments, ERM is an ongoing process under continuous management review and ERM process owners are asked to keep their risk lists current and to provide updates on risk levels. We involve our Corporate Compliance and Audit department in the review of certain identified risks, as appropriate or upon request.

While the Board discusses various enterprise risks throughout the year with management, the Risk Committee is primarily responsible for overseeing management’s ERM process. The Audit Committee oversees overall risk assessment and risk management and focuses primarily on financial risks.

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation and talent policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company’s overall business strategy and culture. Please see the “Compensation Discussion and Analysis” section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

The chairs of the Risk Committee, Audit Committee and HR Committee each report to the Board after their respective committee meetings.

The table below reflects principal oversight responsibilities for each of the 2021 enterprise risks listed.

Enterprise Risk	Board of Directors	Risk Committee	HR Committee	Audit Committee
Information security	✓	✓
Data governance (including privacy)		✓
Platform and product stability and resiliency		✓
Talent and culture	✓		✓
COVID-19 and return to office	✓		✓
Change Program	✓	✓
Competition, market and technology changes	✓
Geo-political environment	✓
Tax environment				✓

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 39

Environmental, Social and Governance (ESG) Oversight

ESG is overseen by the Board and its committees. Management is responsible for updating the Board and its committees on ESG topics and assessing ESG-related risks. For more information about our ESG initiatives, please see the “ESG” section of this circular.

The following table sets forth the division of primary ESG oversight responsibilities between the Board and its committees.

Primary ESG Oversight Responsibilities
Corporate Governance Committee

•   Overall ESG oversight and coordination amongst the Board’s four standing committees

•   Environmental matters

•   Governance matters

•   Board diversity and inclusion initiatives related to ESG

•   Stakeholder engagement related to ESG

•   Human rights risks/supply chain

•   Thomson Reuters Foundation

Board of Directors	• Periodic updates regarding ESG strategy and alignment with Thomson Reuters’ long-term business strategy • Material ESG risks
Audit Committee	• Overall reporting/disclosure processes related to ESG • Internal controls/procedures related to ESG • Finance initiatives related to ESG
HR Committee	• Employee diversity and inclusion initiatives related to ESG • Compensation considerations related to ESG • Defined benefit/defined contribution plan considerations related to ESG
Risk Committee	• ERM considerations related to ESG • AI and emerging technologies • Certain product/services risks and considerations related to ESG

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•

As Chairman, David Thomson seeks to ensure that the Board operates independently of senior management. The Chairman is responsible for chairing Board meetings, ensuring that the Board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Board and senior management.

•	As CEO, Steve Hasker is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the Board.

Deputy Chairman

David Binet is the Board’s Deputy Chairman. The Deputy Chairman works collaboratively with the Chairman and assists the Chairman in fulfilling his responsibilities. The Deputy Chairman also engages in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; serves as an ambassador for Thomson Reuters; and performs additional duties as may be delegated to him by the Chairman or the Board from time to time.

Lead Independent Director

Vance Opperman is the Board’s Lead Independent Director. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman, Deputy Chairman and CEO, approving meeting agendas for the Board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the Board; and being available for consultation with the other independent directors as required.

The independent directors plan to recommend a new Lead Independent Director for Board approval on June 8, 2022 in connection with Vance Opperman’s retirement from the Board and the election of directors at the annual meeting of shareholders.

Page 40    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the Board and help ensure the independent operations of the Board and its committees.

Meetings with and without the CEO/Management

At or near the beginning of each meeting, the Board has an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

As part of each Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Eight meetings of the independent directors took place in 2021 which were presided over by Vance Opperman.

Company Secretary

Thomas Kim, Chief Legal Officer, is also Company Secretary to the Board. Directors have access to the advice and services of the Company Secretary.

Access to Management and Professional Advisors

The Board has access to members of management and professional advisors. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The Board and any of its committees may retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices.

The HR Committee also utilizes and relies on market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the Board and management, the Board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the Board to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific Board approval. The Board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 41

Director Attendance

The Board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the Board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of Board and committee meetings in 2021.

Number of Meetings
Board	8
Audit Committee	8
Corporate Governance Committee	5
HR Committee	6
Risk Committee	4

Five of the Board’s eight meetings in 2021 were regularly scheduled. One of the Board’s regularly scheduled meetings was held in person and four were held virtually. The Board also held three special meetings in 2021, which were all held virtually.

The following table sets forth the attendance of our directors at Board and committee meetings in 2021. In 2021, attendance for these individuals at all Board and committee meetings was approximately 99% and approximately 91%, respectively. LaVerne Council was not a director during 2021.

	Meetings Attended

Director	Board	% Board Attendance	Audit Committee	Corp. Governance Committee	HR Committee	Risk Committee	Committee Total	Total Meetings	Total%
David Thomson	8 of 8	100%	–	–	–	–	–	8 of 8	100%
Steve Hasker	8 of 8	100%	–	–	–	–	–	8 of 8	100%
Kirk Arnold	8 of 8	100%	–	5 of 5	6 of 6	4 of 4	15 of 15	23 of 23	100%
David W. Binet	8 of 8	100%	–	5 of 5	6 of 6	4 of 4	15 of 15	23 of 23	100%
W. Edmund Clark, C.M.	8 of 8	100%	–	5 of 5	6 of 6	–	11 of 11	19 of 19	100%
Michael E. Daniels	7 of 8	88%	6 of 8	4 of 5	6 of 6	3 of 4	19 of 23	26 of 31	84%
Kirk Koenigsbauer	8 of 8	100%	8 of 8	–	–	4 of 4	12 of 12	20 of 20	100%
Deanna Oppenheimer	8 of 8	100%	8 of 8	4 of 4	–	–	12 of 12	20 of 20	100%
Vance K. Opperman	8 of 8	100%	8 of 8	5 of 5	6 of 6	4 of 4	23 of 23	31 of 31	100%
Simon Paris	8 of 8	100%	8 of 8	–	–	–	8 of 8	16 of 16	100%
Kim M. Rivera	8 of 8	100%	7 of 8	–	–	4 of 4	11 of 12	19 of 20	95%
Barry Salzberg	8 of 8	100%	8 of 8	5 of 5	–	4 of 4	17 of 17	25 of 25	100%
Peter J. Thomson	8 of 8	100%	–	–	6 of 6	–	6 of 6	14 of 14	100%
Wulf von Schimmelmann	8 of 8	100%	–	5 of 5	6 of 6	–	11 of 11	19 of 19	100%

Page 42    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

Thomson Reuters’ corporate governance practices include the following, which we believe are best practices for a Canadian public company with a controlling shareholder:

•   No members of the day-to-day Thomson Reuters executive leadership team are related to, or otherwise affiliated with, Woodbridge.

•   Woodbridge beneficially owns common shares that have one vote per share. Thomson Reuters has not issued a separate class of shares to Woodbridge with super-voting rights.

•   The Thomson Reuters Board of Directors is comprised of a majority of independent directors and the number of directors affiliated with Woodbridge is lower than the proportion of common shares controlled by it. Woodbridge’s beneficial ownership as of April 13, 2022 was approximately 67% of our common shares and its representatives on the Thomson Reuters Board will comprise approximately 29% of our directors if all 14 director nominees are elected at the meeting.

•   As David Thomson is the Chairman of the Board, we have a separate Lead Independent Director.

•   As part of each Board meeting, the independent directors meet separately without management or Woodbridge-affiliated directors present.

•   All committees are comprised of a majority of independent directors (other than the Audit Committee, which is 100% independent directors).

•   The Board has an effective and transparent process to deal with related party transactions or conflicts of interest between Thomson Reuters and Woodbridge or directors affiliated with Woodbridge. The Corporate Governance Committee of our Board utilizes a policy for considering related party transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for David Binet, Ed Clark and Peter Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and Board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

A majority of members of the Risk Committee are also independent.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 43

Board Committees

This section provides information about the Board’s four committees (Audit, Corporate Governance, HR and Risk), including each committee’s responsibilities, members and activities in 2021. Additional information about each committee is provided below. David Thomson (Chairman of the Board) and Steve Hasker (President and CEO) are not members of any of the Board’s committees. David Thomson regularly attends HR Committee meetings as a guest and Steve Hasker is regularly invited to attend all committee meetings in his capacity as President and CEO.

The following table sets forth the current membership of our four Board committees as of April 13, 2022. The Board plans to review and approve certain changes to the composition of its committees on June 8, 2022 in connection with the election of directors at the annual meeting of shareholders. Updated committee compositions will be available on our website as soon as practicable after the meeting.

Committee Membership

Name of Director	Audit	Corporate Governance	HR	Risk
Kirk E. Arnold		✓	✓	✓ (Chair)
David W. Binet		✓	✓	✓
W. Edmund Clark, C.M.		✓	✓ (Chair)
LaVerne Council	✓
Michael E. Daniels	✓	✓ (Chair)	✓	✓
Kirk Koenigsbauer	✓			✓
Deanna Oppenheimer	✓	✓
Vance K. Opperman	✓	✓	✓	✓
Simon Paris	✓
Kim M. Rivera	✓			✓
Barry Salzberg	✓ (Chair)	✓		✓
Peter Thomson			✓
Wulf von Schimmelmann		✓	✓
Total	8	8	7	7

Each of the Board’s committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.tr.com.

Page 44    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function;

•	the overall assessment and management of risk; and

•	any additional matters delegated to the Audit Committee by the Board.

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2021, which are reflected in the work plan below.

2021 Primary Audit Committee Activities

•   Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;

•   Review and approve our earnings press releases which include financial results and financial outlooks;

•   Receive periodic updates regarding the company’s finance operations;

•   Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

•   Receive periodic updates from senior management on financial risk topics such as tax, treasury and accounting;

•   Review the scope and plans for the audit of our company’s financial statements;

•   Review and approve the company’s non-audit services policy as well as certain non-audit services to be provided by PricewaterhouseCoopers LLP;

•   Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;

• Discuss with PricewaterhouseCoopers LLP:

•   its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard);

•   all critical accounting policies and practices used or to be used by Thomson Reuters;

•   all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and

•   all other matters required to be communicated under IFRS.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 45

Audit Committee Members’ Education and Experience

The following summarizes the education and experience of each director nominee who is a member of the Audit Committee that is relevant to the performance of his or her responsibilities.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

•   Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•   Former Professor at Columbia Business School

•   Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University

LaVerne Council	• MBA and bachelor’s degree in business administration • Member of CONMED Corporation and Concentrix Corporation boards of directors
Michael E. Daniels

•   More than 25 years of executive experience at IBM

•   Former member of the Tyco International Ltd. audit committee

•   Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc boards of directors

Kirk Koenigsbauer	• More than 18 years of executive experience at Microsoft • Responsible for product planning, pricing, sales, marketing and ecosystem development for various Microsoft offerings
Deanna Oppenheimer

•   Former Vice Chair of Global Retail Banking of Barclays PLC

•   Former President of Consumer Banking of Washington Mutual, Inc.

•   Former member of AXA Global Insurance audit committee

•   Former member of NCR Corporation audit committee

Simon Paris	• Chief Executive Officer of Finastra • Chair of the World Trade Board
Kim M. Rivera	• Former President, Strategy and Business Management and Chief Legal Officer of HP Inc. • Supported audit committees of two publicly traded Fortune 500 companies

Financial Reporting

The Audit Committee meets to discuss and review our:

•	annual and quarterly earnings releases; and

•	annual and quarterly management’s discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the Board has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee’s recommendation, the full Board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the Board in advance of a Board meeting for their review and approval. At the Board meeting, directors are given an opportunity to raise any questions or comments.

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our Board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2021.

Page 46    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2023 and that our Board submit this appointment to shareholders for approval at the 2022 annual meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm’s provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP’s fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP’s performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company’s relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP’s fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2021, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company’s annual financial statements, the Audit Committee:

•

Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP’s professional judgment, may reasonably be thought to bear on its independence;

•	Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

•

Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and

•	Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by PricewaterhouseCoopers LLP.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2021, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 47

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors.

In the first quarter of 2021, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Head of Corporate Compliance and Audit met with the Chair of the Audit Committee to preview the internal audit and internal controls matters which were to be discussed at each Audit Committee meeting. The Head of Corporate Compliance and Audit then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2021, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021. In March 2022, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2021. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting.

The Head of the Corporate Compliance and Audit department reports directly to the Audit Committee (with a dotted line reporting relationship to our CFO).

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management’s disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2021.

Risk Assessment and Management

The Audit Committee continues to discuss Thomson Reuters’ guidelines and policies that govern the overall process by which risk assessment and risk management is undertaken at the company. As part of this oversight role, the Audit Committee periodically reviews reports from or meets with the Risk Committee regarding the company’s processes for assessing and managing risk. Risk topics not otherwise assigned to the Audit Committee or the HR Committee are overseen by the Risk Committee, and the Corporate Governance Committee oversees the division of responsibilities between the Board and its committees. As part of this division of responsibilities, the Audit Committee discusses the company’s major financial risk exposures and the steps that management has taken to monitor and control such exposures. As part of its financial risk management oversight responsibilities,

Page 48    Management Proxy Circular and Notice of Annual Meeting of Shareholders

the Audit Committee met with management in 2021 to discuss treasury risk management and the external tax environment.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described earlier in this circular.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters Board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the Board.

The following table provides an overview of the Corporate Governance Committee’s work plan for 2021.

2021 Primary Corporate Governance Committee Activities

• Review size, composition and structure of the Board and its committees for effective decision-making, including new committee members

• Board succession planning (which includes Board diversity)

• Report from the Lead Independent Director on the results of his interviews with directors

• Assess director independence, financial literacy and audit committee financial expert status

• Nominate directors for the annual meeting

• Review director compensation and structure

• Review corporate governance disclosure for draft proxy circular and virtual AGM format

• Review corporate governance guidelines and committee charters

• Review committee composition and chairs

• Review external analysis of proxy circular and other shareholder group assessments

• Discuss the company’s approach to ESG

• Review compliance with Thomson Reuters Trust Principles

• Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

• Review D&O insurance and indemnification

Periodically

• Review orientation and continuing education initiatives for directors

• Review position descriptions for Board

• Review related party transactions and conflicts of interest

• Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance

• Consider agendas for meetings of independent directors

• Review Board and CEO expenses

• Review delegation of authority

• Review share ownership expectations and compliance

• Approve any waivers of Code of Business Conduct and Ethics

• Monitor relationships between senior management and the Board

• Be available as a forum for addressing the concerns of individual directors

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee recommends candidates for initial Board membership and Board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the Board and overall management of the business and affairs of our company.

Diversity is among these other attributes as the Corporate Governance Committee believes that having a diverse Board enhances Board operations. While the Corporate Governance Committee focuses on finding the best qualified candidates for the Board, a nominee’s diversity may be considered favorably in his or her assessment. In 2020, our company’s Corporate Governance Guidelines were updated and currently reflect that for purposes of those guidelines, diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 49

In identifying candidates for appointment, election or re-election, the Board and the Corporate Governance Committee specifically consider the level of representation of women on the Board. In 2021, the Corporate Governance Committee engaged a professional search firm to help identify and evaluate director candidates and advised the search firm that identifying women and other diverse candidates are some of the Board’s priorities (along with directors who have applicable background and leadership experience in the professional services industries in which our company operates). In 2021, the Corporate Governance Committee also discussed Board diversity as part of Board succession planning.

In April 2022, the Board formalized an objective that at least 30% of its members should be women. This was a goal that the Board had been working towards in previous years. The Board will meet this goal at the meeting on June 8, 2022 if all of the director nominees are elected. Five of the 14 director nominees proposed for election (approximately 36%) at this year’s meeting are women and two director nominees have self-identified as a visible minority. Thomson Reuters is also a member of the 30% Club Canada, which has a goal of at least 30% representation of women on all boards and in C-suites by 2022.

LaVerne Council – New Director Appointment Since the 2021 Annual Meeting of Shareholders

Since the 2021 annual meeting of shareholders, we have appointed one new director to our Board – LaVerne Council. LaVerne was initially identified by our search firm and subsequently met with David Thomson (Chairman), David Binet (Deputy Chairman), Vance Opperman (Lead Independent Director), Mike Daniels (Corporate Governance Committee Chair), Ed Clark (HR Committee Chair), Peter Thomson, Steve Hasker (CEO) and Thomas Kim (Chief Legal Officer and Company Secretary) in order to gauge her appropriateness for the Board, cultural fit with the existing collaborative character of the Board, and her interest in serving as a Thomson Reuters director.

In evaluating LaVerne’s profile, the Corporate Governance Committee put weight on her experience in information technology, business operations and transformational change at a time when Thomson Reuters is continuing to transition from a holding company to an operating company. The Board also felt that LaVerne’s global orientation and ability to merge strategic, operational and tactical initiatives to drive growth and innovation were formidable strengths.

In January 2022, the Corporate Governance Committee recommended to our Board that LaVerne be appointed effective as of January 12, 2022. As part of her appointment on that day, LaVerne joined the Board’s Audit Committee.

Beth Wilson – New Director Nominee for the 2022 Annual Meeting of Shareholders

Beth Wilson is proposed to be elected at the annual meeting of shareholders. Beth was initially identified by a current Thomson Reuters director and she subsequently met with our search firm as well as David Thomson (Chairman), David Binet (Deputy Chairman), Vance Opperman (Lead Independent Director), Mike Daniels (Corporate Governance Committee Chair), Ed Clark (HR Committee Chair), Barry Salzberg (Audit Committee Chair), Peter Thomson, Deanna Oppenheimer, Steve Hasker (CEO) and Thomas Kim (Chief Legal Officer and Company Secretary) in order to gauge her appropriateness for the Board, cultural fit with the existing collaborative character of the Board, and her interest in serving as a Thomson Reuters director.

In evaluating Beth’s profile, the Corporate Governance Committee put weight on her professional services experience in the tax and accounting and legal industries, including her current role as Vice-Chair of Canada’s CPA association. The Board also felt that Beth’s leadership roles at tax and accounting and law firms and her understanding of the global issues facing professionals in those industries were formidable strengths. If Beth is elected to the Board and appointed to the Audit Committee in the future, the Board also acknowledged that Beth would qualify as another audit committee financial expert.

Director Orientation

All new directors are provided with an orientation in connection with their election or appointment to the Board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and

•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

The Board’s secure website, management reports and other means of communication also provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with Board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These Board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The Board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

Page 50    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Continuing Education

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Our directors are members of the National Association of Corporate Directors (NACD) and the company pays the cost of that membership. NACD membership provides directors with access to insights, analytics, courses and events.

To facilitate ongoing education, the directors are also entitled to attend external continuing education opportunities at the expense of Thomson Reuters.

As part of our continuing education programs for directors, we previously provided members of the Audit Committee with access to Thomson Reuters’ Checkpoint Learning business, which offers a series of self-directed, online courses and instructor-led webinars and seminars. Courses cover topics such as accounting, auditing, ethics, finance, tax and technology.

The following table summarizes some of the education sessions provided to our directors in 2021:

Month	Topic/Subject	Attendees	Presenter(s)
February	Executive compensation risks	HR Committee	FW Cook (external compensation consultant)
March	Legal and compliance update	Risk Committee	Thomson Reuters Chief Legal Officer and Chief Compliance Officer
	Disclosure controls and procedures update	Audit Committee	Thomson Reuters internal legal counsel
June	Board best practices – diversity and inclusion	Corporate Governance Committee	External search firm
September	Executive compensation trends and developments	HR Committee	FW Cook (external compensation consultant)
November	Cybersecurity tabletop exercise	Board	External information security consultant and Thomson Reuters Chief Information Security Officer
Quarterly	Tax updates	Audit Committee	Thomson Reuters Head of Tax
Quarterly	Accounting updates	Audit Committee	Thomson Reuters Chief Accounting Officer

Site Visits

In 2021, the Corporate Governance Committee facilitated a visit by directors to the Thomson Reuters office in McLean, Virginia, where the company’s Government business is headquartered. The Board coordinates the timing of these site visits to coincide with regularly scheduled Board meetings. This allows the directors to participate in the site visit at the same time and then attend a Board meeting as part of one trip. The visits are designed to:

•	Enable directors to update themselves on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in 2022.

Board Effectiveness Review

The Corporate Governance Committee periodically reviews the effectiveness of the Board, its committees and individual directors. The Lead Independent Director meets individually with each independent and non-independent director during the year. The Lead Independent Director subsequently provides an update to the Corporate Governance Committee regarding his discussions with individual directors. The Lead Independent Director most recently provided an update to the Corporate Governance Committee and the Board in March 2022.

From time to time, director questionnaires or surveys are sent to members of the Board to seek feedback and input on the Board’s and committees’ supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance as well as on the conduct and effectiveness of Board and committee meetings. Results from questionnaires/surveys are initially discussed with the Corporate Governance Committee and an update is provided to the Board.

Annually, the Board reviews its responsibilities by assessing our corporate governance guidelines and each committee of the Board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 51

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the Board and its committees. Based on the Corporate Governance Committee’s recommendations, the Board recommends that all of the director nominees be elected at the meeting to be held on June 8, 2022, as each of them is expected to bring valuable skills and experience to the Board and its committees.

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the Board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance approved by the Board.

Unless otherwise expressly determined by the Board or relevant committee of the Board, a director who has a conflict of interest in a matter before the Board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the applicable committee has expressly determined that it is appropriate for him or her to do so.

If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the Board or the conflicting interest may be appropriate or required.

Related Party Transactions Policy

Under our current related party transactions policy, the disinterested members of the Corporate Governance Committee or an independent body of the Board conducts a reasonable prior review and oversight of related party transactions for potential conflicts of interests and will only approve such a transaction if it is determined that the transaction is in the best interests of Thomson Reuters and its stakeholders.

If it is not possible to convene a meeting of the Corporate Governance Committee to review and approve any such transaction in advance, then the Chair of the Corporate Governance Committee will consider whether the related party transaction is appropriate and, if so, will approve it. Any such transaction will be subject to ratification by the Corporate Governance Committee at its next regularly scheduled meeting.

An “independent special committee” of the Board shall be established in connection with related party transactions when required pursuant to applicable Canadian law or otherwise determined to be advisable.

The company’s related party transactions policy includes various considerations for reviewing the relevant facts and circumstances of transactions and includes a set of related party transactions that are pre-approved for purposes of the policy.

A director who may not be considered independent for purposes of a related party transaction (e.g., a director, including any immediate family member, is a party to or has a potential conflict of interest in a proposed related party transaction, or has a material interest in any related party transaction or in a party to a related party transaction) is to disclose that fact and provide all material information concerning the transaction to the Chair of the Corporate Governance Committee and the Chief Legal Officer and Company Secretary as soon as they become aware. Any such director must not receive or review any written materials or correspondence related to the conflict subject area, nor attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the disinterested members of the Corporate Governance Committee have expressly determined that it is appropriate for him or her to do so.

All related party transactions that are required to be disclosed pursuant to Canadian law shall be disclosed in Thomson Reuters’ applicable filings with the Canadian securities regulatory authorities and/or the U.S. Securities and Exchange Commission.

For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2021 annual report.

Page 52    Management Proxy Circular and Notice of Annual Meeting of Shareholders

HR Committee

The HR Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	talent and professional development for senior management;

•	the compensation of the CEO and other senior management and assessment of compensation risk;

•	human capital management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the Board.

The following table provides an overview of the HR Committee’s work plan for 2021.

2021 Primary HR Committee Activities

•   Review target compensation for executive officers

•   Evaluate the performance of the CEO and review of the evaluations of other executive officers

•   Approve 2020 annual incentive award payouts

•   Approve 2021 annual and long-term incentive award design, the mix of cash and equity compensation, the allocation of equity-based awards, and performance goals

•   Discuss 2022 annual and long-term incentive award design

•   Approve compensation disclosure in the annual management proxy circular

•   Discuss human capital management matters such as diversity and inclusion initiatives, talent, organizational health and culture

•   Review succession planning

•   Review compensation program risk assessment

•   Review compensation trends and regulatory developments

•   Approve compensation peer group

•   Review equity share plan reserve analysis

•   Review “Say on pay” modeling

•   Review key global retirement plans

•   Review senior management’s share ownership guidelines

•   Review certain new senior executive hirings and terminations

The following is a brief summary of the experience of each director nominee who is a member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
W. Edmund Clark, C.M. (Chair)	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards
Kirk E. Arnold

•   Chair of Ingersoll Rand Inc. compensation committee

•   Member of Trane Technologies PLC human resources and compensation committee

•   Member of the Board of Directors of The Predictive Index, a private software company focused on human resource engagement tools and leadership practices

•   Senior Lecturer at MIT Sloan School of Management, including teaching a course on compensation strategies

•   Former Chief Executive Officer of Data Intensity, Inc., Keane, Inc. and NerveWire

David W. Binet	• Former member of the Compensation Committee of CTV Globemedia • Secretary to the Thomson Reuters HR Committee for 12 years
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards • Chair of Johnson Controls International plc compensation committee
Peter J. Thomson	• Chair of Woodbridge and familiar with compensation programs at many companies • Familiarity with global compensation standards

Compensation Planning

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee’s responsibilities in this area is provided in the “Compensation Discussion and Analysis” section of this circular.

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the Board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 53

Human Capital Management

Our human capital practices and initiatives are designed to attract, motivate and retain high quality and talented employees across all of our businesses who feel valued, are provided with opportunities to grow, and are driven to succeed. We focus on a variety of human capital topics that apply to our workforce, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. Over the last few years, oversight of human capital management has also been a greater focus area for our Board of Directors.

In 2021, we did not experience any significant disruptions to our business as a result of COVID-19 and we continue to be fully operational. In 2021, most of our employees worked remotely from their homes, enabled by technology that allows them to collaborate with customers and each other. In April 2022, most of our employees around the world began to transition to hybrid working arrangements, splitting their time between working from home and the office. We believe that a hybrid model will provide the environment and resources to enable our teams and people to do their best work and grow. At the same time, we plan to maintain a focus on inclusive and equitable work and talent practices under this hybrid work arrangement, while also keeping in mind that many of our teams work across multiple locations and have colleagues who are fully remote. We continue to act and plan based on guidance from global health organizations, relevant governments and evolving best practices.

The HR Committee plays a key role in overseeing talent management and succession planning strategies, with strong leadership from our CEO and Chief People Officer. As such, the HR Committee is regularly updated on the leadership development, and engagement of our employees. The HR Committee also partners with the CEO and the Chief People Officer in reviewing succession and developmental plans for executive management, critical talent and succession risk metrics, progress made over the year and plans for the upcoming year. The Board and management also engage in detailed succession planning discussions for all senior roles, and the principles employed at the senior-most levels of the organization are embraced by management throughout the entire organization.

In 2021, the Board, HR Committee and management also had several talent and culture discussions related to our Change Program.

While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website (notably in our social impact & ESG report), some metrics and data are not publicly disclosed due to competitive considerations.

For additional information regarding some of our human capital management initiatives, please see the “ESG” section of this proxy circular.

We expect that human capital management will continue to be an important focus area in the future for management and the Board because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.

Risk Committee

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•

Thomson Reuters’ identification, assessment and management of enterprise risks, other than financial risks (which are overseen by the Audit Committee) or risks related to talent/employee matters (which are overseen by the HR Committee); and

•	any additional matters delegated to the Risk Committee by the Board.

In 2021, the Risk Committee met with senior management to review the company’s controls and policies regarding risk assessment and risk management, including the steps and process taken to monitor and control risks. As part of this review, senior management presented an overview of its 2021 ERM process to the Risk Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for “deep dive” reviews and discussions about specific risks (at the Board or committee level). While the Risk Committee oversees and manages our company’s framework policies and procedures with respect to risk identification, assessment and management, it is the responsibility of our CEO and senior management to identify, assess and manage our company’s risks through the design, implementation and maintenance of our ERM program. The Risk Committee’s responsibilities include reviewing and approving the ERM framework on an annual basis.

Page 54    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table provides an overview of the Risk Committee’s work plan for 2021.

2021 Primary Risk Committee Activities

•   Approve top 2021 ERM risks

•   Discuss cybersecurity, data protection controls, business continuity/disaster recovery systems and other information security matters

•   Oversee Thomson Reuters’ Change Program and discuss key technology and other risks related to Thomson Reuters’ Change Program

•   Discuss key risks related to the company’s plans to move most of its hosting footprint from company-managed datacenters to the cloud

•   Discuss key risks and business matters related to the company’s Risk, Fraud and Compliance businesses

•   Discuss legal and regulatory compliance risks that are not overseen by the Audit Committee

•   Review cyber/network security insurance coverage

•   Approve 2022 ERM framework

Periodically

•    Table-top exercises on topics such as cybersecurity

•   “Deep dives” on selected risk topics

•   Discuss reputational risks, other than those related to compliance with the Thomson Reuters Trust Principles, which are overseen by the Corporate Governance Committee

Joint Audit Committee and Risk Committee Meetings

As part of the Board’s risk assessment and risk management oversight, the Audit Committee and the Risk Committee met jointly in March 2021 and September 2021 to discuss topics of interest to each committee. This meeting was held after one committee ended its own scheduled meeting, and prior to the start of the other committee’s own scheduled meeting. The joint committee meetings were co-chaired by Barry Salzberg (Audit Committee Chair) and Kirk Arnold (Risk Committee Chair).

The topics discussed by the joint committees were the following:

•	Review of the 2021 internal audit work plan;

•	Review of “Risk Factors” disclosure for the annual report and general review of the risk assessment process;

•	Review of the company’s captive insurance program; and

•	Data and analytics strategy.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 55

About Our Independent Auditor

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2023 annual meeting of shareholders.

The Board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the Board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2021 and 2020.

(in millions of U.S. dollars)	2021	2020
Audit fees	$11.5	$11.9
Audit-related fees	1.3	1.3
Tax fees	2.5	3.3
All other fees	–	0.1
Total	$15.3	$16.6

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2021 and 2020.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, comfort letter procedures and issuances, other attestation engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions and divestitures.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent IT process reviews.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Page 56    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Stakeholder Engagement

HIGHLIGHTS

•	We actively engage with our stakeholders throughout the year

•	We welcome feedback and input from our stakeholders

Thomson Reuters actively engages with its stakeholders on a variety of topics, including:

•	Financial performance

•	Corporate/growth strategy

•	Corporate governance

•	Executive compensation

•	Human capital management

•	Diversity and inclusion

•	Other ESG-related topics (as discussed further on the next page of this circular)

In 2021, stakeholder engagement was conducted by different leaders and groups across our company, including:

•	Investor Relations

•	Our CEO and CFO

•	Our Chief Communications Officer

•	Our Chief Legal Officer and Company Secretary

On a day-to-day basis, inquiries or other communications from stakeholders to management are answered by our Investor Relations and other Corporate departments or are referred to another appropriate person in our company.

Our earnings conference calls are broadcast live via webcast and are accessible to interested stakeholders, the media and members of the public.

In March 2021, our senior leadership team hosted a virtual Investor Day that included a series of presentations outlining our company’s Change Program and how the program is designed to transition Thomson Reuters from a holding company to an operating company, and from a content company to a content-driven technology company. Presentations given by senior executives at our Investor Day and other investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our Investor Day meetings with major shareholders and analysts.

At the annual meeting, shareholders are provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management.

Our company also has meetings throughout the year with shareholders and other stakeholders, shareholder advocacy groups and financial analysts. In 2021, we received a shareholder proposal in connection with last year’s annual meeting of shareholders. We engaged with a representative of the shareholder proponent prior to the meeting to better understand and discuss their requests. We received a new proposal from the same shareholder for consideration at this year’s meeting. Following a constructive discussion with our company and based on our progress, ongoing work and commitments in this area, the shareholder agreed not to submit its proposal to a vote at this year’s meeting. Additional information is provided in Appendix B of this circular.

Shareholders and other stakeholders with questions about our company are encouraged to contact our Investor Relations department by e-mail at investor.relations@tr.com or by phone at 1.332.219.1046.

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by e-mail at board@tr.com or by writing to them c/o Thomas Kim, Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario, M5H 2R2, Canada.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 57

ESG

HIGHLIGHTS

•	We manage our business for the long term and view programs that improve environmental, social and governance (ESG) through that lens

•	We consider ESG one important mechanism for sustained value creation, reinforcing the underlying health of our company now and beyond the horizon

Our company is dedicated to serving institutions and businesses that keep the wheels of commerce turning, uphold justice and taxation systems, fight fraud, support law enforcement and report on world events with impartiality, as an important source of unbiased news globally. In these and many other ways, we aspire to strengthen the foundations of society in partnership with our customers.

We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. The Board and its committees oversee different ESG-related areas that are of the greatest importance to the organization and our stakeholders to achieve our long-term strategic objectives. Ultimately, though, our ESG-related initiatives require employees who take on responsibility for them and are empowered to achieve them. Subject matter experts lead the work, and senior executives are accountable for embedding programs in the business, for maximum impact and duration.

We now have greater cohesion to our ESG-related workstreams, which include sustainability, diversity and inclusion, community relations and volunteerism. ESG factors are considered in our Enterprise Risk Management (ERM) processes. The work of the Thomson Reuters Foundation also contributes to our ongoing ESG efforts.

Thomson Reuters understands that ESG measures are important to our stakeholders and drive positive impact on global issues. Conducting business in a principled manner – and transparently disclosing relevant targets and metrics related to our ESG programs – will not only allow our stakeholders to be informed on our progress, but also encourage others to lead.

We post a social impact & ESG report annually on our website, www.tr.com/social-impact-report, which summarizes our strategy, includes stories of progress and tracks performance, tying our efforts to our business strategy and commercial expertise. The report highlights how we run our business with purpose, manage our sustainability goals, foster an inclusive workplace, and make a difference in communities through wider-ranging social impact programs pursuing access to justice, truth and transparency. We encourage you to review the social impact & ESG report to gain a better understanding of our accomplishments and practices in these areas.

We believe that by uniting our technical capabilities with those of our customers in these areas, we will drive the greatest change. We also believe in the power of collaboration with the international business community, so we are signatories of the United Nations Global Compact (UNGC), a non-binding U.N. pact to encourage businesses and firms worldwide to adopt sustainable and socially responsible policies. We are actively partnering to advance the Sustainable Development Goals, particularly SDG 16 – Peace, Justice and Strong Institutions.

We are pleased to inform shareholders that Thomson Reuters has aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs), which augments our longstanding commitment to the UNGC, the U.N. Declaration on Human Rights and other international standards. The UNGPs are the global standard for preventing and addressing the risk of adverse impacts on human rights linked to business activity, and they provide the internationally accepted framework for enhancing standards and practices with regard to business and human rights.

We are in the process of completing a comprehensive global ESG materiality assessment and integrating the results with our enterprise risk frameworks. We are using “double materiality” as our lens – that means we’re looking at how material ESG topics affect our business and create or erode enterprise value as well as how material ESG risks and opportunities in our business could positively or negatively impact people, economies and the environment. This process is helping us identify and prioritize the ESG

Page 58    Management Proxy Circular and Notice of Annual Meeting of Shareholders

topics and issues that are most important and could affect our business and stakeholders, informing our strategy, targets, risk management and reporting. We have considered more than 280 possible material ESG topics, drawing from several frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), the Sustainable Development Goals (SDGs) and others. We have engaged a leading consulting firm to help perform the ESG material assessment. We are taking a thorough approach, engaging internal and external experts and stakeholders as well as benchmarking ourselves against our peers and leading companies.

In addition, last year we initiated a company-wide human rights impact assessment of our global operations, products and services. This ongoing assessment work is examining potential impacts across stakeholder groups. The recommendations will help us evaluate how to address salient human rights issues. Our commitment to respecting human rights throughout our operations will continue to guide our work. Thomson Reuters has partnered with Article One, a specialized strategy consultancy with expertise in human rights and responsible innovation, to carry out this ongoing human rights impact assessment. We have also engaged outside legal counsel to assist us with part of our human rights impact assessment process. The methodology for this assessment work includes desk-based research, internal and external stakeholder interviews, and detailed analysis and discussions of the findings. This process also includes benchmarking ourselves against our peers and leading companies. As we are committed to the responsible use of our products, the assessment work includes, but is not limited to, a review of the human rights impacts of our investigative and research solutions. These solutions are used by authorized customers in the law enforcement, government, corporate and legal markets in the prevention of fraud and to help catch bad actors, keep communities safe and investigate crimes, such as money laundering, human trafficking, and drug and weapons smuggling.

Environmental Practices

Some of our environmental initiatives and accomplishments include the following:

•	We are using 100% renewable energy for all our operations as of 2020 and we are working closely with our suppliers to drive lower emissions within our supply chain.

•

We joined the Science Based Targets Initiative (SBTi) in 2020, aligning to the most ambitious 1.5-degree Celsius pathway. Thomson Reuters is among a leading group of approximately 1,200 companies globally to have done so.

•

In 2020, we announced our commitment to targeting net-zero emissions by 2050. In 2021, we announced that we had reduced our greenhouse gas emissions by 93% as of the end of 2020 from our 2018 baseline and we are significantly ahead of our SBTi commitment. We will continue to measure and manage our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint.

•

We have decreased our carbon footprint by reducing the number of our office locations from 102 at the beginning of 2021 to 46 at the end of 2021. The ongoing COVID-19 pandemic has also resulted in less business travel and increased use of more virtual and collaboration tools by our employees. As many of our employees are expected to work in a hybrid arrangement in the future, we expect this will result in less emissions and a reduced environment impact. Our strategy to migrate 90% or more of our revenue to the cloud by 2023 should also help reduce our environmental footprint as we will be less reliant on company-managed data centers.

•

Some of our content and other information products help our customers address climate change matters. For example, Practical Law includes a tracker covering key Biden Administration actions and initiatives on climate, energy and environmental issues and other resources related to climate change disclosures for U.S. public companies.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 59

Social Practices

Our values and culture

In 2021, we introduced new Thomson Reuters Mindsets & Behaviors that all employees are expected to live and demonstrate. Our Mindsets & Behaviors are expected to help us accomplish our most critical objectives and are based on strengths of our culture today as well as the best of what we are becoming.

Thomson Reuters has a long history of being recognized as a leading employer. As we strive for continued progress, we appreciate being recognized for our work in this space, but we are acutely aware of the need to increase momentum. In 2021, our awards and recognitions included:

•	America’s Best Employers For Diversity and Best Place for Working Parents (Dallas)

•	Canada’s Best Employers, Great Place to Work, Canada and Greater Toronto’s Top Employers

•	Comparably – Best Companies for Best Global Culture, Best Teams Product & Design, and Best Company Outlook

•	Human Rights Campaign Best Places to Work for LGBTQ Equality and 100% score, Human Rights Campaign’s Corporate Equality Index

In all our work, we uphold the Thomson Reuters Trust Principles, including that of integrity, independence and freedom from bias.

Diversity and inclusion

Diversity and inclusion are an integral part of our values, guiding us in everything we do. As an organization with diverse businesses competing in the global marketplace, we understand that one of the most effective ways of meeting and exceeding the needs of our diverse customers and shareholders is to have a workforce that reflects diversity. We understand that systemic change starts within organizations and Thomson Reuters has long recognized the need for businesses to shift from conversations about diversity and inclusion to action and leadership accountability. In 2020, a year that brought intense focus on this subject, we extended our global diversity and inclusion strategy and redoubled efforts to embed this work in all we do, including setting clear representation goals for the company at the leadership level (director and above). We continued that focus in 2021 and we remain focused on increasing diverse talent representation in our senior leadership.

The following table sets forth our diverse talent representation in 2020 and 2021, as well as our 2022 goals:

Goal	2020	2021	2022 Goal
Women in senior leadership	39%	41%	45%
Racially/ethnically diverse talent in senior leadership	14%	16%	20%
Number of Black employees in senior leadership	32	37	60

Note – our racial/ethnically diverse representation and Black talent representation goals are only measured for the U.S. (including Puerto Rico), U.K., Canada, Brazil and South Africa.

Three of our current 11 executive officers (Elizabeth Beastrom – President, Tax & Accounting Professionals; Kirsty Roth – Chief Operations & Technology Officer; and Mary Alice Vuicic – Chief People Officer), or 27%, are women. We have not adopted a specific goal for women in executive officer positions beyond the related goal discussed above related to women in senior leadership.

Page 60    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our diversity and inclusion initiatives also include:

•	Corporate partnerships and programs to attract and retain underrepresented talent;

•

Sponsorship of over 70 business employee resource groups, which play a critical role in driving awareness, understanding of diverse backgrounds and execution against our diversity and inclusion strategy;

•	Training programs and innovative learning opportunities, which includes a “Breaking Bias” program that we launched to all employees globally in 2021;

•	Internal initiatives such as “Count Me In” to help build our diversity data and deepen our talent insights; and

•	Expanded external reporting.

Health and wellbeing

The past two years have had a profound impact on all of us and our company has adjusted to new ways of working. The health and wellbeing of all of our employees is a priority of our leadership and we have put in place several initiatives related to mental, physical, financial and social wellbeing to support them.

We recently launched a new “Flex My Way” program, which is a supportive workplace policy that promotes work-life balance and improved flexibility. Policies include flexible and hybrid working, caregiver paid time off, increased bereavement leave and work from anywhere in your country of employment for up to eight weeks per year.

Our mental health resources include free access to an employee assistance program, a meditation app, mindfulness discussions, eLearning sessions, two annual Mental Health Days, mental health self-assessments and COVID-19 related resources. We are also signatories to the Mindful Business Charter, which was founded to rehumanize the workplace.

Our physical health resources include health risk assessments, nutrition and sleep guides. Financial wellbeing resources include an app to help employees achieve specific financial goals and manage finances, counseling resources, and Thomson Reuters University courses to help employees expand their knowledge.

Our social resources include the business resource groups mentioned above, mentoring programs, a digital platform that curates social learning and networking experiences for employees.

Community Involvement

At Thomson Reuters, we have a shared responsibility to do business in ways that respect, protect and benefit our customers, our employees, our communities and our environment. To support this corporate value, we encourage employee volunteerism, provide financial and in-kind donations and offer corporate matches for employee donations.

Thomson Reuters employees have personal and professional skills that can help our communities address their needs. Our employees, in turn, can become more knowledgeable about important social issues and develop a variety of relevant organizational skills through volunteer projects. In 2021, we provided 16 hours per employee of paid time off for volunteering (in-person and virtual). Our employees logged over 66,000 volunteer hours, despite the impact of the ongoing pandemic. We also provide an additional 20 hours of paid legal pro bono volunteer time per year to employees with law degrees and who meet other criteria.

We also provide some of our products and services free of charge to various not-for-profit organizations to support their initiatives. For example, Thomson Reuters has provided access to our CLEAR product to the National Center for Missing and Exploited Children since 2010. We also provide our Westlaw, Practical Law and HighQ products to various not-for-profit organizations.

The Thomson Reuters Foundation

Our corporate charitable foundation, the Thomson Reuters Foundation, works to advance media freedom, foster more inclusive economies and raise awareness of human rights issues. Through news, media development, free legal assistance and convening initiatives, the Foundation combines its unique media and legal services to drive change. Its mission is to inspire collective leadership, empowering free, fair and informed societies. The Foundation operates TrustLaw, the largest global pro bono network. Additional information on the Foundation can be found at www.trust.org.

Governance Practices

Our Board and its committees oversee ESG initiatives, as discussed in the “Corporate Governance Practices” section of this circular. The Corporate Governance Committee evaluates our ESG strategy and progress and is updated on a quarterly basis by our management. We remain committed to our values and ethics through our governance practices, which include our Code of Business Conduct and Ethics.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 61

Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved by approximately 99% of the votes cast at last year’s annual meeting of shareholders. Over the last five years, an average of approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

As this is an advisory resolution, the results will not be binding upon the Board. However, the Board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Our “named executive officers” for purposes of the “Compensation Discussion and Analysis” section of this circular are our CEO (Steve Hasker), our CFO (Mike Eastwood) and the three other most highly compensated executive officers as of December 31, 2021 (Brian Peccarelli – Chief Operating Officer, Customer Markets; Kirsty Roth – Chief Operations and Technology Officer; and Michael Friedenberg – Former President, Reuters News).

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@tr.com or by phone at 1.332.219.1046.

The Board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation as described in the 2022 management proxy circular.”

Page 62    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Compensation Discussion and Analysis

Executive Summary

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value. This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation, how we performed and what we paid to our named executive officers in 2021. Our named executive officers for 2021 are:

Steve Hasker President & Chief Executive Officer	Mike Eastwood Chief Financial Officer	Brian Peccarelli Chief Operating Officer, Customer Markets	Kirsty Roth Chief Operations and Technology Officer	Michael Friedenberg Former President, Reuters News

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 63

2021 Performance Highlights

Our positive momentum continued in 2021, despite the world facing great challenges and uncertainty due to the ongoing COVID-19 pandemic and other global events. Our 2021 revenues and sales growth were strong and exceeded our expectations. We met or exceeded each of the performance metrics in our updated 2021 full-year business outlook that was communicated in November 2021.

Total Thomson Reuters	2021 Outlook	2021 Actual Performance (Before currency)(1)
Revenue growth Organic revenue growth(2)	4.5% - 5.0% 4.5% - 5.0%	5.3% 5.2%	✓ ✓
Adjusted EBITDA margin(2)	31% - 32%	31.3%	✓
Corporate costs	$305 million - $330 million	$319 million	✓
Core corporate costs	$130 million - $140 million	$137 million	✓
Change Program operating expenses	$175 million - $190 million	$182 million	✓
Free cash flow(2)	Approximately $1.2 billion	$1.3 billion	✓
Accrued capital expenditures as a percentage of revenues(2)	9.0% - 9.5%	8.6%	✓
Change Program accrued capital expenditures	$115 million - $130 million	$112 million	✓
Depreciation and amortization of computer software	$650 million - $675 million	$647 million	✓
Interest expense	$190 million - $210 million	$196 million	✓
Effective tax rate on adjusted earnings(2)	14% - 16%	13.9%	✓

“Big 3” Segments(2)(3)	2021 Outlook	2021 Actual Performance (Before currency)(1)
Revenue Growth Organic revenue growth	Approximately 6.0% Approximately 6.0%	6.2% 6.2%	✓ ✓
Adjusted EBITDA margin	Approximately 39%	38.8%	✓

(1) Our 2021 performance (before currency) was measured in constant currency rates relative to 2020, except for the 2021 free cash flow performance which was reflected at actual rates.

(2) Non-IFRS financial measures. Refer to Appendices A and B of the “Management’s Discussion and Analysis” section of our 2021 annual report for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(3) Our “Big 3” segments are Legal Professionals, Corporates and Tax & Accounting Professionals.

Our updated full-year 2021 outlook assumed constant currency rates relative to 2020 and included the impact of the Change Program and closed acquisitions and dispositions.

Our 2021 performance highlights also included the following:

Change Program	We completed the first year of our two-year Change Program, which we announced in February 2021, to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. We achieved $217 million of run-rate savings, which represents more than one-third of our $600 million target, and we remain on track to achieve our overall objectives for this program.
Returns to Shareholders and Share Performance

We returned $2.2 billion to our shareholders through dividends and repurchases of our common shares.

In 2021, the total shareholder return for our U.S. dollar-denominated shares was 48% compared to 29% for the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was 48% compared to 25% for the S&P/TSX Composite Index.

Sale of Refinitiv to LSEG	On January 29, 2021, we and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all share transaction. As of April 13, 2022, we indirectly owned approximately 72.4 million LSEG shares, which had a market value of approximately $7.7 billion based on LSEG’s closing share price on that date. We expect to monetize our interest in LSEG over time to provide us with further options for investment and returns to shareholders.

Page 64    Management Proxy Circular and Notice of Annual Meeting of Shareholders

We believe that our compensation program is strongly connected to our ability to achieve success for Thomson Reuters.

✓

2021 compensation decisions were aligned with our strategic objectives – During 2021, the HR Committee was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future.

●

In 2021, a significant portion of executive pay was at risk and linked to both operational performance and stock price. 88% of our CEO’s 2021 target compensation was variable and on average, approximately 77% of the other named executive officers’ 2021 target compensation was variable. We did not increase 2021 base salaries or the value of target annual and long-term incentive awards granted in 2021 to our named executive officers.

●

Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year with metrics based on organic revenues, organic book of business and cash operating income (adjusted EBITDA less accrued capital expenditures). Our 2021 annual incentive plan awards were based 100% on Thomson Reuters’ consolidated results. No discretionary adjustments were made in determining payouts for 2021 annual incentive awards. 2021 annual incentive awards funded at approximately 167% of target based on strong financial performance. As contemplated by award terms and conditions, the payout percentage for each named executive officer (other than the CEO) was then adjusted to reflect individual performance and contribution to results, as discussed later in this compensation discussion and analysis.

●

We continued to grant performance restricted share units (PRSUs) as part of our long-term incentive awards. No discretionary adjustments were made to any outstanding PRSU awards. PRSUs for the 2019-2021 performance period had a payout of 109% of target, reflecting strong sustained operating performance over the three-year period.

✓

Our compensation program is strongly aligned with shareholder return and value – In this compensation discussion and analysis section, we provide graphs that show our executive officer compensation over the last five years has been aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓

We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – In 2021, the HR Committee continued to utilize a global peer group for executive compensation purposes that reflects our company’s size and industries in which we compete. Our global peer group only includes one Canadian company with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors focus on these companies, we believe that they do not provide a meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee does, however, use a Canadian peer group for Toronto-based executive officers as a secondary reference point as part of executive compensation benchmarking.

✓

Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

✓

We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. The independent advisor has concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 65

Key 2022 Compensation Developments and Decisions

In March 2022, the HR Committee evaluated the current market position of our named executive officers and approved an increase to Kirsty Roth’s base salary and long-term incentive target to better align her pay with the market and the impact of her role. There were no changes for the other named executive officers’ 2022 base salaries or their target annual and long-term incentive awards.

No changes were made to financial performance metrics and weightings for 2022 annual and long-term incentive awards. The HR Committee established challenging performance goals for 2022 annual and long-term incentive awards.

2022 annual incentive awards for our named executive officers are weighted 1/3 each on organic revenue, organic book of business and adjusted EBITDA less accrued capital expenditures performance. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration. To further increase the link between pay for performance, we continue to embed strategic priorities into individual performance evaluations for 2022 awards to increase and formalize the linkage between participants’ impact on our strategic priorities and their award decisions. The CEO and his direct reports continue to have the following strategic priorities embedded in their 2022 performance assessments:

●	Customer obsession – demonstrating a deep understanding of the customer and prioritizing solving customer needs over internal needs;

●	Talent goals – building a world-class talent and a high performance, inclusive culture in which team members understand their role, know their performance and objectives deliver impact; and

●	Contribution to specified shared priorities.

2022 long-term incentive awards for our named executive officers are split between 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2022-2024 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2022 annual incentive awards and aligns to the company’s strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

The HR Committee believes that the 2022 compensation program continues to align executive pay with the company’s annual and long-term strategic and financial performance objectives.

Page 66    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Our 2021 Compensation Program

The HR Committee of the Board structured our 2021 compensation program in a way that was consistent with our strategic objectives. A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	2021 Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate.	Fixed	Individual performance, role, responsibilities and experience.	Cash	Provides predictable amount of fixed income as short-term compensation.
Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company performance against objective financial targets established at the beginning of the year and subject to adjustment based on individual performance.	Performance- based

Organic revenues (1/3).

Adjusted EBITDA less accrued capital expenditures (1/3).

Organic “book of business” based on annualized contract value (ACV) (1/3).

To drive further differentiation for performance, improve leader accountability, and support simplicity and transparency, payouts may be adjusted based on individual performance.

				Cash	Focuses executives on our financial goals and objectives for the year.
Long-term incentive award

Grants of:

• PRSUs (50%) that vest after completion of a three-year period, dependent on company performance against multi-year objective financial targets;

• TRSUs (25%) that vest at the same time as PRSUs; and

• Stock options (25%) with an exercise price equal to the fair market value of our shares on the grant date; options are subject to time vesting conditions

		Primarily performance- based	Organic revenues (50% of PRSU financial metrics) Free cash flow per share (50% of PRSU financial metrics) Value tied to share price performance.	Equity

Commits executives to delivering on our financial goals over the long term.

Strongly links their pay to our share price and supports retention objectives.

Helps retain critical talent and recognize superior performance.

Aligns their interests to shareholder interests.

Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental.			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. None of our named executive officers have supplemental executive retirement plans (SERPs).
Perquisites and other personal benefits	Limited and includes executive physicals and tax and financial planning assistance.			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives.
Periodic/special long-term equity awards	Grants of additional TRSUs or additional PRSUs with vesting over a specified period of years.	Time- vested or performance- based	Value tied to share price performance for TRSU grants and also to performance metrics for PRSU grants.	Equity	Reward exceptional performance and for retention. Also utilized as part of one-time sign-on equity awards to attract executive talent.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 67

Our Process for Designing and Determining Executive Compensation

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for the CEO and other executive officers. The Board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the Board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the Board and corporate governance.

Management

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources, Finance and Legal departments regularly attend HR Committee meetings. Throughout the year, management provides recommendations to the HR Committee on a wide range of compensation matters.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee’s members are independent directors and David Binet, Ed Clark and Peter Thomson serve as non-independent directors. David Thomson, Chairman of the Board, regularly attends meetings of the HR Committee as a guest.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or “in-camera”, with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

Page 68    Management Proxy Circular and Notice of Annual Meeting of Shareholders

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management outside the scope of the HR Committee’s purview would require the HR Committee’s prior approval. In 2021 and 2020, we paid FW Cook the following fees:

	2021	2020	Percentage of total fees
Executive compensation-related fees	$162,128	$145,344	100%
All other fees	$–	$–	–
Total annual fees	$162,128	$145,344	100%

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in March 2022 in relation to FW Cook. The six factors considered by the HR Committee were:

1.	The provision of other services to Thomson Reuters by the firm;

2.	The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3.	The policies and procedures of the firm that are designed to prevent conflicts of interest;

4.	Any business or personal relationship of the advisor with a member of the HR Committee;

5.	Any stock of Thomson Reuters owned by the advisor; and

6.	Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

Our Key Compensation Principles

•	Pay for performance is the foundation of our executive compensation program

•	Incentive performance goals are linked to key measures of our company’s performance and strategy

•	Our executives should accumulate and retain equity in our company to align their interests with our shareholders

•	We provide competitive compensation opportunities

•	Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

Below, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

“PAY FOR PERFORMANCE” IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals and changes in our share price motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 69

As shown below, approximately 88% of Steve Hasker’s 2021 target annualized compensation was variable, which included approximately 65% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. On average, approximately 77% of the 2021 target annualized compensation for our other named executives was variable, which included approximately 46% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility. The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY’S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, considering current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive’s annual incentive award opportunity is expressed as a percentage of base salary.

The following table sets forth annual incentive award payouts as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Additional information about 2021 annual incentive award targets and performance is provided later in this compensation discussion and analysis. We also discuss each named executive officer’s actual 2021 annual incentive award payout (as adjusted to reflect individual performance) later in this compensation discussion and analysis.

Page 70    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Long-term incentive awards

An executive’s long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive’s percentage may be higher or lower for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in PRSUs granted as long-term incentive awards complement measures in annual incentive awards.

The following table sets forth payouts for our PRSU awards as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Due to complexities associated with determining consolidated company performance for PRSUs granted for the 2016-2018 and 2017-2019 performance periods as a result of the sale of our former Financial & Risk business, the HR Committee determined payouts for these awards based on performance as of December 31, 2017 and a deemed 100% performance for remaining periods. No PRSUs were granted for the 2018-2020 performance period for the same reason.

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets.

In 2021, no discretionary adjustments were made in determining payouts for 2021 annual incentive awards or to any outstanding PRSU awards.

Non-IFRS financial measures

Most of the financial metrics that we use in our annual and long-term incentive awards described in this circular are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs, TRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives through the vesting requirements, which are over a period of years. From time to time, we also grant off-cycle TRSUs or PRSUs on a highly selective basis to high-performing executives in connection with promotions and for retention and recognition of high potential, superior performance and contributions to the company.

Through our share ownership guidelines, Steve Hasker and other executive officers are required to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive officers must

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 71

retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested PRSUs and TRSUs and vested/unvested stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a “once met, always met” standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Steve Hasker and Mike Eastwood each became subject to share ownership guidelines in March 2020. Kirsty Roth became subject to share ownership guidelines in August 2020. Michael Friedenberg’s ownership of Thomson Reuters shares was greater than three times his base salary when his employment with our company ended on December 31, 2021.

The following table shows the share ownership guidelines for our named executive officers (other than Michael Friedenberg, whose last day of employment was on December 31, 2021), as well as their actual share ownership, based on the closing price of our shares on the NYSE on April 13, 2022. The table also shows the value of actual ownership and unvested RSUs. While unvested RSUs do not count towards the guidelines, they are reflective of awards that are scheduled to vest in the next few years.

WE PROVIDE COMPETITIVE COMPENSATION OPPORTUNITIES

The HR Committee utilizes independent market surveys and peer group data to provide an appropriate benchmark for competitive comparisons of executive pay levels and design structure, company performance and aggregate equity practices. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer’s compensation and compares each element (e.g., base salary, annual incentive and long-term incentive) and their total direct compensation (TDC), which consists of base salary, target annual incentive award value, target long-term incentive award value and the annualized value of any special grants that are outstanding. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual’s pay as well to make decisions on each person’s future competitive compensation position.

Market data is one of several data points used by the HR Committee for setting compensation. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making. The HR Committee also considers differences between the scope and criticality of the role at Thomson Reuters and at peers, internal equity and retention risk.

In setting our CEO Steve Hasker’s 2021 target total direct compensation, the HR Committee considered market data from our global and Canadian peer groups and positioned his pay to appropriately reflect the scope of his role and his prior leadership experience. Steve’s 2021 target total direct compensation generally aligned with the 25th percentile of our global peer group.

Page 72    Management Proxy Circular and Notice of Annual Meeting of Shareholders

In setting our CFO Mike Eastwood’s target total direct compensation, the HR Committee also considered market data from our global and Canadian peer groups and positioned his pay appropriately to reflect that he is still relatively new to his role. Mike’s 2021 target total direct compensation generally aligned with the 25th percentile of our global peer group.

In June 2021, the HR Committee approved updates to the global and Canadian peer groups. As part of this process, the HR Committee’s independent compensation consultant reviewed the peer groups and identified potential changes that were intended to reflect Thomson Reuters’ evolving business strategy as it transitions from a content provider to a content-driven technology company.

The companies in our current global peer group are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Our global peer group is a primary reference point considering the global nature of our business and the global market for executive talent. Although we believe our company is somewhat unique in terms of its business operations serving the legal, tax, accounting, corporate and news industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Many of these other companies, like Thomson Reuters, also have significant global operations.

When the global peer group was updated in June 2021, companies in that peer group had revenues in their last four quarters ranging from approximately $4.4 billion at the 25th percentile to approximately $9.6 billion at the 75th percentile, with a median of approximately $6.3 billion, compared to Thomson Reuters’ 2021 revenues of approximately $6.3 billion. Compared to the global peer group, Thomson Reuters ranked near the median in revenue, between the 25th percentile and median in adjusted EBITDA, in the top quartile in total assets, near the 75th percentile in market capitalization and the 75th percentile in number of employees. The 17 companies in our current global peer group consist of:

Automatic Data Processing Inc. CGI Group Inc. eBay Inc. Equifax Inc. Experian Plc Gartner Inc.	IHS Markit Ltd. The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. Nielsen Holdings plc Omnicom Group Inc.	RELX PLC S&P Global Inc. TransUnion Verisk Analytics, Inc. Wolters Kluwer NV

For compensation benchmarking of the CEO, CFO and other executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point. When the Canadian peer group was updated in June 2021, companies in that peer group had revenues in their last four quarters ranging from approximately $3.5 billion at the 25th percentile to approximately $18.2 billion at the 75th percentile, with a median of approximately $10.1 billion, compared to Thomson Reuters’ 2021 revenues of approximately $6.3 billion. Compared to the Canadian peer group, Thomson Reuters ranked between the 25th percentile and median in revenue, near the median in adjusted EBITDA, total assets and number of employees, and between the median and 75th percentile in market capitalization. The 17 companies in our Canadian peer group include Bank of Montreal, The Bank of Nova Scotia, BCE Inc., Canadian Imperial Bank of Commence, CGI Group Inc., Cogeco Communications Inc., Constellation Software Inc., Intact Financial Corporation, National Bank of Canada, Open Text Corporation, Quebecor Inc., Rogers Communications Inc., Royal Bank of Canada, Shopify Inc., Stantec Inc., TELUS Communications Inc. and The Toronto-Dominion Bank.

The HR Committee also reviews compensation for executive officers based in the United States and Switzerland with data from their relevant local talent market.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 73

OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. The HR Committee assesses compensation risk on an annual basis as part of its oversight of our executive compensation program to determine if it creates a potential material risk for Thomson Reuters. In February 2022, FW Cook provided the HR Committee with a risk assessment of the Thomson Reuters compensation program for executive officers. As part of its assessment, FW Cook reviewed our compensation structure and key attributes of our compensation program for executive officers for the purpose of identifying potential sources of risk. Based on its review, FW Cook was of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks for the reasons described below.

What we do

✓	The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓	The base salary component of each executive’s compensation is fixed;

✓	Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓

The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are in alignment with the company’s strategic objectives;

✓

Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓	Our annual incentive awards and PRSUs issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓	Our HR Committee has authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

✓	We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓	We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all other executive officers in certain circumstances.

What we don’t do

X	Executive officers are prohibited from hedging or pledging company shares (as further discussed later in this compensation discussion and analysis section);

X	We don’t offer single trigger change of control rights or excise tax gross-up payments;

X	We don’t guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;

X	We don’t guarantee increases to base salaries or target incentive award opportunities;

X	We don’t reprice stock options, grant reload stock options or “spring load” equity awards to enable recipients to benefit from the release of confidential information;

X	We don’t include unvested RSUs or vested/unvested stock options in the calculation of share ownership guidelines; and

X	We don’t offer excessive perquisites.

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

Page 74    Management Proxy Circular and Notice of Annual Meeting of Shareholders

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2021 annual report, which is available on our website at www.tr.com, as well as on www.sedar.com and www.sec.gov.

2021 Compensation

In 2021, the HR Committee reviewed and approved the compensation for our named executive officers.

•

In connection with determining 2021 compensation packages for our CEO and CFO, the Chair of the HR Committee consulted with the HR Committee’s independent compensation consultant and our Chief People Officer, Mary Alice Vuicic.

•

Our Chief People Officer initially made recommendations to the HR Committee regarding the proposed 2021 compensation arrangements for our executive officers (other than the CEO). The CEO’s input was reflected in these recommendations. Steve Hasker and Mary Alice Vuicic considered each individual’s actual performance during the prior year, the competitiveness of each individual’s compensation, and external compensation trends and developments. Management also provided the HR Committee with its recommendations for structuring 2021 annual and long-term incentive awards. In making recommendations to the HR Committee, management proposed a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management.

•

As part of its analysis and decision-making process, the HR Committee received a summary of performance assessments for our named executive officers. The HR Committee also received executive pay comparisons to assess proposed arrangements between individual executives and against applicable market position. This information included base salary, annual incentive award (target as a percentage of salary), long-term incentive award (target as a percentage of salary), target total direct compensation for each individual, plus target total direct compensation that included the annualized value of any special equity awards outstanding, exclusive of new hire awards.

•

Following its review of the information mentioned above and using its own judgment, the HR Committee recommended 2021 compensation arrangements for each executive officer to the Board, which made the final approval decisions for these arrangements.

Additional information about each named executive officer’s individual 2021 compensation arrangement and individual performance during the year is provided later in this section.

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes the CEO’s base salary and considers any increases to the base salaries of our other named executive officers based on the CEO’s recommendations for each individual. In addition to the considerations described above, the HR Committee also reviews any applicable merit increase guidelines established for our employees.

In 2021, our company’s annual merit increase budget for Canadian and U.S. employee base salaries was approximately 2.5% (effective on April 1 of the year). Following an evaluation of current market positioning of their compensation, none of our named executive officers received a base salary increase in 2021.

Base salaries for each of our named executive officers are described later in this section of the circular.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year and an assessment of individual performance against key strategic objectives.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations identified through compensation benchmarking.

In the fourth quarter of 2020, senior executives from our businesses met with our CEO, CFO and other Corporate executives to discuss the 2021 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our Board of Directors then met with senior management in the first quarter of 2021 to review, discuss and approve the final version of the plan.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 75

After meeting with management in the first quarter of 2021, the HR Committee decided that 2021 annual incentive awards for our named executive officers would continue to be weighted as follows based 100% on Thomson Reuters’ consolidated results. We believe that a bonus pool funded based on total Thomson Reuters performance promotes teamwork and enables enterprise collaboration.

Rationale for financial metric

1⁄3 organic revenue

We use organic revenues because they are commonly used to measure growth of our business. Organic revenues are cash generated from the sale of existing products and services, including recurring revenues (subscriptions) and transactional revenues (one-time contracts and service fees). This performance metric is important to us because increasing organic revenues is fundamental to our growth strategy and profitability.

1⁄3 adjusted EBITDA less accrued capital expenditures

We use adjusted EBITDA less accrued capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized. This performance metric is important to us because we focus on spending and investing in ways that are designed to enable our long-term growth potential.

1⁄3 organic “book of business” or ACV

We use organic book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months. This performance metric is important to us because increasing customer relationships that generate recurring revenue and maximizing customer retention are key strategic goals for driving growth.

The HR Committee believes that these shorter term financial metrics complement metrics reflected in long-term incentive awards and that the addition of an individual performance adjustment tied to strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success.

Potential payouts for 2021 annual incentive awards ranged from 0% to 200% of the target award depending on financial performance against the goals set by the HR Committee at the beginning of the year.

As part of the HR Committee’s design principles for 2021 annual incentive awards, targets and actual results were evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplated adjustments for:

●	Acquisitions and disposals not in our company’s 2021 operating plan;

●	One-time charges (above a specified financial threshold) that were not foreseen in the 2021 operating plan and where the related savings are outside of the plan period;

●

Extraordinary events which were outside of management’s control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

●	Reuters Events results if the industry remained significantly impacted by COVID-19. In 2020, Reuters Events had cancelled or postponed nearly all in-person conferences in response to the pandemic; and

●	Changes in accounting practices to make figures comparable to the original 2021 operating plan.

In January 2022, the HR Committee determined the extent to which our 2021 annual performance targets were met by comparing our unaudited financial results to our performance goals. 2021 results were evaluated using foreign currency exchange rates that were used to prepare our 2021 annual operating plan. This has been a longstanding policy that has consistently been applied to our annual incentive awards.

Page 76    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table sets forth information regarding our 2021 minimum, target, maximum and actual performance for the three financial metrics reflected in annual incentive awards granted to our named executive officers, which had a payout of approximately 167% of target. This payout was the highest since Thomson acquired Reuters in 2008.

2021 annual incentive award targets included the expected impact of the Change Program, which created a direct link between our strategic priorities and our incentive award funding. 2021 targets for organic revenues and organic book of business were higher than full-year 2020 actual results, in support of our growth initiatives. Our 2021 target for adjusted EBITDA less accrued capital expenditures was also higher than our full-year 2020 actual results for that performance metric on a pro forma comparative basis excluding Change Program costs. For 2021 awards, performance for organic revenue growth and adjusted EBITDA less accrued capital expenditures had to be above threshold in order for participants to earn a payout. In addition, if one of these metrics did not achieve an applicable minimum growth hurdle, the other metric was capped at 100%.

In 2021, Thomson Reuters achieved 5% organic revenue growth – its highest in over a decade. Thomson Reuters also delivered on the first year of the Change Program and continued to manage through the COVID-19 pandemic. Adjusted EBITDA less accrued capital expenditures benefited from higher revenues and savings derived from Change Program efficiencies. The actual performance results indicated in the table above are not directly comparable to similar financial measures that we disclose in our 2021 annual report because they are based on our internal operating plan.

We believe that annual incentive awards are most effective when they are meaningful and clearly differentiate based on individual contributions to business results. As a result, annual incentive award payouts for our named executive officers (other than the CEO) are subject to adjustment based on individual performance and their payouts may be higher or lower than the funded percentage based on an assessment of their individual financial and strategic results and demonstration of Thomson Reuters mindsets and behaviors. To further increase the link between pay for performance, the HR Committee embedded strategic priorities into individual performance evaluations for 2021 awards to increase and formalize the linkage between participants’ impact on our strategic priorities and their award decisions.

The CEO and his direct reports had the following strategic priorities embedded in their 2021 performance assessments:

●	Customer obsession – demonstrating a deep understanding of the customer and prioritizing solving customer needs over internal needs;

●	Talent goals – building a world-class talent and a high performance, inclusive culture in which team members understand their role, know their performance and objectives deliver impact; and

●	Contribution to specified shared priorities.

For 2021 annual incentive award payouts to the named executive officers (other than the CEO), Steve Hasker initially assessed each individual’s performance and provided recommendations to the HR Committee. In March 2022, the HR Committee approved individual annual incentive award payouts to each of our named executive officers, which are discussed later in this compensation discussion and analysis.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 77

Long-term Incentive Awards

Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year based on an assessment of the executive’s prior-year performance and expected contribution to future financial and strategic results.

In 2021, we divided long-term incentive award values for our named executive officers among 50% PRSUs, 25% TRSUs and 25% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, financially efficient, strongly drives executive outcomes with the company’s strategic and business objectives and promotes retention of key talent. The value of PRSUs, TRSUs and stock options is dependent on our company’s share price.

The table below sets forth information regarding long-term incentive awards that recently vested in March 2022 and long-term incentive awards that are outstanding as of the date of this circular.

Performance Period	Long-Term Incentive Awards – Executive Officers	Vesting Date (RSUs)	Expiration Date (stock options)
2019-2021	50% PRSUs, 25% TRSUs, 25% stock options	March 2022	March 2029
2020-2022	50% PRSUs, 25% TRSUs, 25% stock options	March 2023	March 2030
2021-2023	50% PRSUs, 25% TRSUs, 25% stock options	March 2024	March 2031
2022-2024	50% PRSUs, 25% TRSUs, 25% stock options	March 2025	March 2032

In determining the size of PRSU, TRSU and stock option grants, the HR Committee initially established a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determined the value of PRSUs, TRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants for our executive officers, the HR Committee generally takes into account the target compensation, the amount of previous awards and other factors such as individual performance and contributions, an individual’s criticality to the company, and retention considerations. Key talent ratings and holding power are also considered to support decision making.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

When long-term incentive awards include PRSUs, the HR Committee sets targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable. For PRSUs granted for the 2021-2023 period, the HR Committee selected 3-year average organic revenue growth and free cash flow per share as the performance metrics to focus participants on the key drivers of long-term shareholder value creation. The financial performance goals for PRSUs granted in 2021 were weighted 50% each as they were equally important to our long-term objectives.

Page 78    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Rationale for financial metric

50% organic revenue

We believed that organic revenue growth over a multi-year period complemented the same metric as reflected in 2021 annual incentive awards and aligned to the company’s strategic priorities. For more information about organic revenue growth and our rationale for including the financial metric in 2021 annual and long-term incentive awards, please see the “Annual Incentive Awards” discussion above.

50% free cash flow per share

Free cash flow per share is a measure of our operating performance because it helps us assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common share dividends and fund share repurchases and new acquisitions. We define free cash flow as net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant. PRSUs had a vesting range of 0% to 200% after the end of the performance period, depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are subject to the same performance adjustment as the underlying award when the underlying shares are distributed.

2021-2023 targets for organic revenue growth and free cash flow per share are based on three-year averages for each metric and contemplate increases each year for both metrics during the performance period. PRSU awards granted in 2021 included the expected impact of the Change Program, which created a direct link between our strategic priorities and our incentive award funding.

As part of the HR Committee’s design principles for PRSU awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s operating plan and resulting in adjustments greater than a specified amount;

●	One-time charges that were not foreseen in the operating plan and where the related savings are outside of the plan period;

●	The impact of any share repurchases that were in excess of buyback amounts reflected in the original operating plan;

●

Extraordinary events which were outside of management’s control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

●	Reuters Events results if the industry remains significantly impacted by COVID-19. In 2020, Reuters Events had cancelled or postponed nearly all in-person conferences in response to the pandemic;

●	Changes in accounting practices to make figures comparable to the original operating plan; and

●	Tax expense on adjusted earnings and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee uses a constant currency methodology for all PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best measures management performance.

As previously mentioned, PRSUs for the 2019-2021 performance period had a payout of 109% of target. For plan purposes, organic revenue growth had an average annual growth rate of 3.1% during the performance period compared to a target of 4.3%. Free cash flow per share for plan purposes had an average of $2.50 during the performance period compared to a target of $2.35.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 79

The following table sets forth information regarding our minimum, target, maximum and actual performance for the two financial metrics reflected in PRSUs granted to our named executive officers in 2019 for the three-year performance period ended December 31, 2021. These PRSU awards utilized average performance for organic revenue growth and free cash flow per share for the three-year period. The 2019-2021 targets for organic revenue growth and free cash flow per share contemplated increases each year for both metrics during the performance period. The results below are not directly comparable to similar financial measures that we disclose in our 2021 annual report because they are based on our internal operating plan.

Stock options

All options granted in 2021 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is the closing price of the common shares on the day before the grant. The expiration date for options granted in 2021 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2021, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted.

TRSUs

2021 long-term incentive awards included a component of TRSUs to promote retention. These TRSUs are scheduled to vest in 2024, subject to award terms and conditions.

While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

No named executive officers received a special TRSU award in 2021.

Page 80    Management Proxy Circular and Notice of Annual Meeting of Shareholders

2021 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about 2021 performance and compensation for our named executive officers. The tables in this section help show how we pay for performance. In the tables below, long-term incentive award performance is reflected at target since these awards will vest in the future.

Steve Hasker

President and Chief Executive Officer

Steve Hasker has been President and Chief Executive Officer and a director of our company since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, Steve was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants.

2021 performance

Under Steve’s leadership in 2021:

●	We achieved all of our 2021 financial targets, which we increased throughout the year, setting up the company to invest in its future.

●

We made steady progress with our Change Program as we continue to transform into a content-driven technology company. Thomson Reuters continued to focus on its opportunities to power the world’s professionals through digital automation, augmentation and collaboration, powered by a combination of content, artificial intelligence and machine learning and workflow software.

●

We focused on investing in seven strategic growth priorities within our “Big 3” segments of Legal Professionals, Corporates and Tax & Accounting Professionals. These businesses grew 6% organically in 2021 with several businesses within the “Big 3” growing double digit.

●

The executive leadership team continued to focus on the safety and wellbeing of Thomson Reuters employees. The company continued to support and enhance flexible workplace policies that are the foundation of a positive work/life balance.

2021 compensation

		Target Total Direct Compensation (2021)		Fixed	Variable
	C$	US$	% of base salary
Base salary	1,495,000	1,193,042	–	12%
Annual incentive award	2,990,000	2,386,084	200%	–	23%
Long-term incentive awards	8,222,500	6,561,730	550%	–	65%
Total	12,707,505	10,140,856	–	12%	88%

Base salary: Steve’s base salary was unchanged in 2021.

Annual incentive award: Steve’s 2021 annual incentive award had a payout of 167% of target based on financial performance.

Long-term incentive awards: Steve’s 2021 award grant (based on 2020 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Other: We agreed with Steve that any PRSUs, TRSUs and stock options granted to him in 2020 and 2021 will vest in full in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with our company. Any equity awards granted to Steve after 2021 will follow standard grant terms and conditions.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 81

Mike Eastwood

Chief Financial Officer

Mike Eastwood has been Chief Financial Officer of Thomson Reuters since March 2020. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina.

2021 performance

Under Mike’s leadership in 2021:

●

In 2021, we met or exceeded each of the financial performance metrics in our business outlook, which we initially communicated in February 2021 and updated in November 2021. Our total revenues increased 6%, of which 5% was organic, reflecting sustained momentum throughout the year.

●

We achieved $217 million of run-rate savings through Change Program initiatives, which represents more than one-third of our $600 million target, and we remain on track to achieve our overall objectives for this program.

●

We generated net cash from our operating activities and free cash flow of $1.8 billion and $1.3 billion, respectively. We returned $2.2 billion to our shareholders through dividends and repurchases of our common shares. In February 2022, we increased our annualized dividend per common share by 10%, which is the 29th consecutive annual increase and the largest dividend increase for our company since 2008.

●

On January 29, 2021, we and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all share transaction. As of April 13, 2022, we indirectly owned approximately 72.4 million LSEG shares, which had a market value of approximately $7.7 billion based on LSEG’s closing share price on that date. We expect to monetize our interest in LSEG over time to provide us with further options for investment and returns to shareholders.

2021 compensation

		Target Total Direct Compensation (2021)		Fixed	Variable
	C$	US$	% of base salary
Base salary	925,000	738,170	–	22%	–
Annual incentive award	1,156,250	922,712	125%	–	28%
Long-term incentive awards	2,081,250	1,660,882	225%	–	50%
Total	4,162,500	3,321,764	–	22%	78%

Base salary: Mike’s base salary was unchanged in 2021.

Annual incentive award: Mike’s 2021 annual incentive award had a payout of 167% of target based on financial and individual performance.

Long-term incentive awards: Mike’s 2021 award grant (based on 2020 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 82    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Brian Peccarelli

Chief Operating Officer, Customer Markets

Brian Peccarelli has been Chief Operating Officer, Customer Markets since June 2018. Prior to June 2018, Brian was President of the Tax & Accounting business for seven years. Prior to February 2011, Brian was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Brian joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. He received a JD from Hamline University School of Law, a BA in accounting and business administration from Carthage College and an MBA from Southern Methodist University.

2021 performance

In 2021, Brian continued to oversee our customer-facing Legal Professionals, Corporates and Tax & Accounting Professionals segments in his role as Chief Operating Officer. Our “Big 3” segments, which collectively comprised approximately 80% of our total revenues, reported organic growth of 6%.

Under Brian’s leadership in 2021:

●

Legal Professionals revenues increased 6%, driven by growth in Practical Law, Elite and the Government business. The Government business, which includes much of our Risk, Fraud and Compliance businesses, grew 9% for the year.

●	Corporates segment revenues increased 5% driven by CLEAR, Practical Law, Indirect Tax and Legal software as well as the company’s businesses in Latin America.

●	Tax & Accounting Professionals revenues grew 9% due to strong performance in the segment’s Audit Solutions and Latin America businesses.

●	Global Print’s revenues declined at a lower rate than expected.

2021 compensation

	Target Total Direct Compensation (2021)		Fixed	Variable
	US$	% of base salary
Base salary	750,000	–	21%	–
Annual incentive award	1,312,500	175%	–	37%
Long-term incentive awards	1,500,000	200%	–	42%
Total	3,562,500	–	21%	79%

Base salary: Brian’s base salary was unchanged in 2021.

Annual incentive award: Brian’s 2021 annual incentive award had a payout of 167% of target based on financial and individual performance.

Long-term incentive awards: Brian’s 2021 award grant (based on 2020 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 83

Kirsty Roth

Chief Operations and Technology Officer

Kirsty Roth has been Chief Operations and Technology Officer since August 2020. Prior to joining Thomson Reuters, Kirsty was Global Head of Operations and a Group General Manager for HSBC from May 2016 to August 2020. Before that, Kirsty was Chief Operating Officer for Finance, Operations and IT at Credit Suisse from 2011 to 2016 and a Consulting Partner with Deloitte from 2001 to 2011. Kirsty received a bachelor’s degree in Chemistry from the University of Bristol.

2021 performance

Under Kirsty’s leadership in 2021:

●

We improved and enhanced several aspects of the customer experience to make it easier for customers to do business with us. We launched a new digital experience to enable online sales and renewals for some of our products, which has led to higher conversion rates. A new customer support platform used by over a quarter of our customers has improved first call resolution rates and billing experiences.

●	We delivered more common engineering solutions and application programming interfaces (APIs) and moved more of our revenue to the Cloud.

●

We achieved $217 million of run-rate savings through Change Program initiatives, which represents more than one-third of our $600 million target, and we remain on track to achieve our overall objectives for this program. We reduced third party vendors, simplified our real estate portfolio and focused on our location strategy as part of our efforts to attract and retain talent.

2021 compensation

		Target Total Direct Compensation (2021)		Fixed	Variable
	CHF	US$	% of base salary
Base salary	675,000	738,054	–	22%	–
Annual incentive award	843,750	922,567	125%	–	28%
Long-term incentive awards	1,518,750	1,660,621	225%	–	50%
Total	3,037,500	3,321,242	–	22%	78%

Base salary: Kirsty’s base salary was unchanged in 2021.

Annual incentive award: Kirsty’s 2021 annual incentive award had a payout of 167% of target based on financial and individual performance.

Long-term incentive awards: Kirsty’s 2021 award grant (based on 2020 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 84    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Michael Friedenberg

Former President, Reuters News

Michael Friedenberg was President, Reuters News from December 2018 through December 31, 2021. Previously, Michael served as global Chief Executive Officer of IDG Communications, a media, data and services firm, from November 2013 to October 2017. Before that, Michael held senior executive positions with IDG Communications US and IDG Enterprise from November 2009 to November 2013. Michael also held senior executive positions from CXO Media and CXO Media & Network World from June 2005 to November 2009. Michael holds a BA in business finance from the University of Delaware’s Lerner College of Business and Economics.

2021 performance

Under Michael’s leadership in 2021:

●

Reuters organic revenues were up 7%, driven by growth across all business lines, including Reuters Events, which continues to recover from the cancellation of in-person events in 2020 and 2021 as a result of the ongoing COVID-19 pandemic. In 2021, Reuters Events held nearly all of its events virtually, while it continues to assess when it can resume a full in-person event schedule.

●

Reuters continued to deliver globally trusted journalism when it was needed most. The segment relaunched Reuters.com as an improved destination for news and intelligence and continued to enhance the site’s functionality during the year.

●

Reuters continued to focus on new and innovative ways to add value to its supply of news and editorial content to Thomson Reuters’ largest customer, the Refinitiv business of LSEG (which was formerly Thomson Reuters’ Financial & Risk business). In 2021, Reuters recorded $339 million of revenues under this agreement, which is scheduled to run to 2048.

●	Reuters News focused on its Change Program goals and innovation initiatives to meet the rapidly changing needs of its customers.

2021 compensation

	Target Total Direct Compensation (2021)		Fixed	Variable
	US$	% of base salary
Base salary	850,000	–	27%	–
Annual incentive award	1,062,500	125%	–	33%
Long-term incentive awards	1,275,000	150%	–	40%
Total	3,187,500	–	27%	73%

Base salary: Michael’s base salary was unchanged in 2021.

Annual incentive award: Michael’s 2021 annual incentive award had a payout of 167% of target based on financial and individual performance.

Long-term incentive awards: Michael’s 2021 award grant (based on 2020 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 85

Additional Information

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information about retirement and other pension benefits provided to each named executive officer, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2021 consisted of:

●

Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.

●

Use of company automobiles or car allowances – Steve Hasker is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business. Kirsty Roth receives an annual company car allowance as part of our standard program in Switzerland.

●

Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a professional advisor who is familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to work with one advisor.

We offer a package of expatriate benefits to all employees on a company-initiated long-term assignment to a foreign location. These benefits are typically provided in our industry when companies ask their executives to work outside of their home country. Standard benefits for our executives include a housing allowance (if home sale assistance is not provided), a cost of living allowance for relocations between certain countries, health and welfare benefits, shipping and storage costs, tax equalization, tax preparation services and an annual home leave. None of our executive officers are expatriates.

Insurance Policies

Our company provides life insurance to certain employees.

Our Canadian employees are provided with life insurance coverage equal to 1.5 times their base salary up to C$1,000,000. Employees may increase this coverage at their expense. Steve Hasker and Mike Eastwood are eligible for this benefit.

Our U.S. employees are provided with group life insurance in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Brian Peccarelli is eligible for this benefit.

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the Board’s meeting in March of each year. In certain years, grants have occurred later in the year.

Under the equity grant policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In

Page 86    Management Proxy Circular and Notice of Annual Meeting of Shareholders

addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information.

If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th.

We do not backdate or spring-load stock option grants.

Clawback Policy

Our clawback policy provides that the Board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer if in the Board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Our directors and executive officers are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type include, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 87

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the Toronto Stock Exchange (TSX) in Canadian dollars and on the New York Stock Exchange (NYSE) in U.S. dollars under the symbol “TRI”.

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a US$100 Investment

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2016 to December 31, 2021), the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 208% and 190%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was higher than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was higher than the S&P/TSX Composite Index.

The graph below reflects named executive officer compensation based on amounts reflected in the Summary Compensation Table in this year’s circular and in prior year circulars. In the graph below, values for 2018 for our named executive officers were higher than other years as they included special TRSU grants related to executive promotions and hirings. These TRSU grants are not part of an executive’s regular annual compensation. The graph below excludes our former CEO and CFO for 2020 in order to provide a comparison of compensation earned by five named executive officers for each year. Two of our five named executive officers for 2020 (excluding our former CEO and CFO) joined Thomson Reuters during the year and one named executive officer was new to his role during that year.

Page 88    Management Proxy Circular and Notice of Annual Meeting of Shareholders

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.

CEO Compensation Lookback

The table below compares compensation awarded to Steve Hasker in 2020 (when he joined Thomson Reuters) and 2021 with the actual value of that compensation as of December 31, 2021. The actual value of realized and realizable compensation for each year includes base salary, the annual incentive award granted for the year, the vested value of RSUs granted in the year (or current value of any RSUs that are outstanding), the value of any exercised stock options and the in-the-money value of outstanding stock options that were granted in the year. The table also compares the actual value to the CEO for each $100 of compensation awarded each year to the value earned by shareholders over the same period. These values are indexed at $100 to provide a more meaningful comparison. The table shows that the actual value of CEO compensation is closely aligned with shareholders.

				Value of $100 (as of December 31, 2021)

Year Awarded	Period	Target total direct compensation	Actual value (realized and realizable) as of December 31, 2021	Thomson Reuters CEO	Thomson Reuters shareholders
2020	3/15/20 to 12/31/20	$9,502,741	$20,645,401	$217	$173
2021	1/1/21 to 12/31/21	$10,033,225	$16,158,704	$161	$148

Cost of Management Ratio

The table below shows the cost of management ratio, which is reflected as total compensation reported for our top five most highly compensated named executive officers in the Summary Compensation Table for the last five years as a percentage of adjusted EBITDA. The cost of management ratio is affected by foreign exchange rates, the named executive officers each year and our adjusted EBITDA performance. As reflected in the table below, this ratio remained relatively consistent in 2021 compared to 2020.

	2017	2018	2019	2020	2021
Total compensation reported for the NEOs	$28,690,047	$39,015,624	$28,397,606	$24,177,124	$28,288,239
Adjusted EBITDA	$1,591,000,000	$1,365,000,000	$1,493,000,000	$1,975,000,000	$1,970,000,000
Cost of management ratio	1.80%	2.86%	1.90%	1.22%	1.44%

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 89

Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

					Non-equity incentive plan compensation ($)	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)

Name and principal position	Year	Salary ($)[1]	Share- based awards ($)[2]	Option- based awards ($)[3]	Annual incentive plans[4]
Steve Hasker President and Chief Executive Officer	2021	1,193,042	4,840,571	1,613,528	3,984,760	–	183,467	11,815,368
	2020	947,524	4,743,778	1,581,254	1,672,639	–	2,377,215	11,322,410
	2019	–	–	–	–	–	–	–
Mike Eastwood Chief Financial Officer	2021	738,170	1,225,340	408,410	1,540,929	–	115,157	4,028,006
	2020	655,255	1,203,814	401,249	650,150	–	102,022	3,012,490
	2019	490,151	855,331	266,826	587,157	11,000	3,404	2,213,869
Brian Peccarelli Chief Operating Officer, Customer Markets	2021	750,000	1,125,094	375,005	2,191,875	52,000	36,731	4,530,705
	2020	750,000	1,125,044	375,002	1,036,875	16,000	34,211	3,337,132
	2019	750,000	843,776	281,256	1,165,969	39,000	33,129	3,113,130
Kirsty Roth Chief Operations and Technology Officer	2021	738,054	1,288,704	429,536	1,540,687	237,614	7,850	4,242,445
	2020	260,957	750,032	–	753,061	85,024	–	1,849,074
	2019	–	–	–	–	–	–	–
Michael Friedenberg[7] Former President, Reuters News	2021	850,000	956,330	318,758	1,774,375	–	61,866	3,961,329
	2020	850,000	956,336	318,753	711,875	–	54,423	2,891,387
	2019	806,438	843,776	281,256	1,253,709	–	51,469	3,236,648

1	Steve Hasker’s and Mike Eastwood’s 2021 and 2020 compensation was paid in Canadian dollars and amounts in the table have been translated to U.S. dollars. Kirsty Roth’s 2021 and 2020 compensation was paid in Swiss francs and amounts in the table have been translated to U.S. dollars. 2020 base salary information for Steve Hasker and Kirsty Roth reflect amounts earned from their respective start dates at our company through year-end.

2	Share-based awards reflect the grant date fair value of RSUs granted as long-term incentive awards in 2021, 2020 and 2019. No special or one-time/off-cycle share-based awards were granted to our named executive officers in 2021. The grant date fair value of all 2021, 2020 and 2019 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. PRSUs are valued assuming target performance. Additional information about our long-term incentive awards and special RSU grants is provided in the “Compensation Discussion and Analysis” section of this circular.

3	For options granted in 2021, 2020 and 2019, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2021, 2020 and 2019 was essentially the same as the accounting fair value of those stock options. Additional information is provided in note 25 of our 2021 annual consolidated financial statements, which are included in our 2021 annual report. The following table provides additional information about options granted to named executive officers in the last three years.

Grant Date	Grant Date Fair Value and Accounting Fair Value (per option)	Applicable Share Price	Black- Scholes Valuation
March 3, 2021	$11.37	$88.87	12.79%
March 4, 2020	$6.73	$75.96	8.86%
March 6, 2019	$5.64	$54.36	10.38%

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2021 is set forth in the “Incentive Plan Awards” subsection that follows later in this circular.

Page 90    Management Proxy Circular and Notice of Annual Meeting of Shareholders

4	Annual cash incentive payouts are with respect to performance during 2021, 2020 and 2019. Payouts were made in the first quarter of 2022, 2021 and 2020, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

5	Pension value represents the compensatory portion of the change in the accrued defined benefit pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

6	All other compensation for 2021 for our named executive officers also includes the following perquisites:

●	For Steve Hasker, a supplemental retirement plan allocation of $178,956;
●	For Mike Eastwood, a supplemental retirement plan allocation of $110,726;
●	For Brian Peccarelli, financial planning of $24,150;
●	For Kirsty Roth, financial planning of $7,850; and
●	For Michael Friedenberg, financial planning of $18,400.

For additional information regarding the supplemental retirement plan allocations, please see the “Pension and Other Retirement Benefits” section of this circular.

7	Michael Friedenberg’s last day of employment with our company was December 31, 2021. For additional information regarding severance-related amounts and benefits that are payable to Michael, please see the “Termination Benefits” section of this circular.

In 2020, we paid Steve Hasker a sign-on cash bonus of C$2,990,000 in connection with joining our company. The bonus represented a one-time payment to incentivize Steve to join Thomson Reuters and was also in lieu of our company providing him with certain standard relocation benefits.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Steve Hasker does not receive additional compensation for serving on our Board of Directors.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 91

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2021. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2021 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2021. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)
Steve Hasker	234,956	$75.96	3/4/2030	$10,258,179	120,139	$14,371,027	–
	141,911	$88.87	3/3/2031	$4,363,763
Mike Eastwood	14,129	$54.36	3/6/2029	$922,059	38,821	$4,643,768	–
	8,237	$63.26	5/10/2029	$464,237
	59,621	$75.96	3/4/2030	$2,603,053
	35,920	$88.87	3/3/2031	$1,104,540
Brian Peccarelli	116,199	$39.49	6/6/2028	$9,311,026	152,379	$18,227,576	–
	24,934	$54.36	3/6/2029	$1,627,193
	55,721	$75.96	3/4/2030	$2,432,779
	32,982	$88.87	3/3/2031	$1,014,197
Kirsty Roth	37,778	$88.87	3/3/2031	$1,161,674	21,369	$2,556,160	–
Michael Friedenberg	12,467	$54.36	3/31/2022	$813,596	19,212	$2,298,139	–
	11,841	$75.96	3/31/2022	$516,978
	7,008	$88.87	3/31/2022	$215,496

The closing price of our common shares on December 31, 2021 on the NYSE was $119.62. During 2021, the high and low closing prices for our common shares on the NYSE were $123.35 and $78.54, respectively.

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2021, based on the closing price of our common shares on the NYSE on that day. RSU amounts below include additional units received from notional dividend equivalents. In 2021, we granted the following additional units from notional dividend equivalents to our named executive officers: Steve Hasker – 1,848; Mike Eastwood – 642; Brian Peccarelli – 2,416; Kirsty Roth – 368; and Michael Friedenberg – 1,166. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
Steve Hasker	40,046	80,093	120,139	$14,371,027
Mike Eastwood	13,681	25,140	38,821	$4,643,768
Brian Peccarelli	122,577	29,802	152,379	$18,227,576
Kirsty Roth	11,551	9,818	21,369	$2,556,160
Michael Friedenberg	–	19,212	19,212	$2,298,139

* Assumes vesting of PRSUs at the target amount (100%).

Page 92    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Incentive Plan Awards – Value Vested or Earned in 2021

The following table sets forth information regarding incentive plan awards that vested or were earned in 2021. The dollar value of share-based awards (PRSUs and TRSUs) reflects the number of units vested multiplied by the closing price of our common shares on the NYSE on the vesting date. The dollar value of vested options reflects the difference between the closing price of our common shares on the NYSE on the vesting date and the exercise price of the applicable options. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2021. Michael Friedenberg’s share-based awards also include TRSUs granted to him in 2019, 2020 and 2021 that vested on a pro rata basis on his termination date of December 31, 2021 (in accordance with award terms and conditions). For more information regarding these awards, please see the “Compensation Discussion and Analysis” and “Termination Benefits” sections of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Steve Hasker	647,304	–	3,984,760
Mike Eastwood	328,306	853,664	1,540,929
Brian Peccarelli	3,143,981	1,319,661	2,191,875
Kirsty Roth	–	390,530	1,540,687
Michael Friedenberg	537,150	5,310,944	1,774,375

Stock Options – Exercises in 2021

As indicated in the table below, Brian Peccarelli and Michael Friedenberg were the only named executive officers who exercised stock options in 2021.

Name	Exercise date	Grant date	Number of options	Exercise price	Sale Price	Gain
Steve Hasker	–	–	–	–	–	–
Mike Eastwood	–	–	–	–	–	–
Brian Peccarelli	August 27, 2021	March 6, 2019	24,934	$54.36	$115.36	$1,521,042
	August 27, 2021	March 1, 2017	21,113	$42.30	$115.36	$1,542,574
	August 31, 2021	June 6, 2018	20,000	$39.49	$116.62	$1,542,626
Kirsty Roth	–	–	–	–	–	–
Michael Friedenberg	March 17, 2021	March 6, 2019	24,934	$54.36	$88.35	$847,507
	March 17, 2021	March 4, 2020	11,840	$75.96	$88.35	$146,698

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 93

Equity Compensation Plan Information

The following table provides information as of December 31, 2021 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Stock options	2,598,475	US$65.11		–
TRSUs	1,595,730	N/A	[1]	–
PRSUs	940,684	N/A	[1]	–
Total	5,134,889	–		10,027,352
Equity compensation plans not approved by security holders	–	–		–
Total	5,134,889	–		10,027,352

1	Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Chief Legal Officer and Company Secretary, 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans and reflect the impact of the share consolidation (reverse stock split) described in Appendix A. Our director compensation plan is described in the “About Our Directors – Director Compensation and Share Ownership” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

Steve Hasker does not participate in a defined benefit pension plan. Michael Friedenberg did not participate in a defined benefit pension plan while employed at Thomson Reuters.

Brian Peccarelli participates in a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. Mike Eastwood participated in the plan through April 2019. In 2020, we announced that we will freeze benefit accruals in the plan for participating employees effective as of January 1, 2023. The plan is funded by one of our wholly owned U.S. subsidiaries and is qualified under U.S. federal income tax laws. Benefits under the plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Code. In 2021, the eligible compensation limit was $290,000 and the maximum annual benefit limit under the pension plan was $230,000.

Kirsty Roth participates in a Swiss cash balance pension plan. Participating employees contribute up to 10% of their insured (pensionable) salary and the company contributes 17% of the employee’s insured (pensionable) salary. The maximum pensionable salary is CHF 860,400.

Page 94    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table sets forth information related to our three named executive officers who participate or participated in a defined benefit pension plan.

		Annual benefits payable ($)[2]

Name	Number of years credited service (#)[1]	At year end	At age 65	Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non- compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
Mike Eastwood	13.58	53,000	53,000	658,000	–	(17,000)	641,000
Brian Peccarelli	23.00	92,000	96,000	1,231,000	52,000	(16,000)	1,267,000
Kirsty Roth	1.4	20,242	255,665	119,655	237,614	32,231	389,500

1	Kirsty has 1.4 years of credited service with Thomson Reuters for her pension plan benefit and an additional 6.0 years of credit service that she earned while participating in a prior employer’s pension plan and which was transferred into the Thomson Reuters plan during 2021. The table above only reflects amounts earned by Kirsty at Thomson Reuters.
2	Annual benefit payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively, in the form of an annual life annuity.
3	The accrued obligation represents the value of the projected pension benefit from the plan, earned for service through December 31, 2020 (not including service attributable to the benefits transferred in during 2021). The key assumptions include a discount rate of 0.10%, a rate of compensation increase of 2.50%, a cash balance interest crediting rate of 3.30% and the BVG 2015 mortality with CMI mortality improvements including a long-term rate of 1.50% per year.
4	The amount shown includes service cost (with interest to the end of the year) plus plan changes and differences between actual and estimated earnings. For Kirsty, the compensatory change reflects the present value of the company contribution of $120,275, projected until retirement at a growth rate of 3.3% and discounted back to current age at a rate of 0.15% and other actuarial assumptions in accordance with International Accounting Standards 19 rev. 2011.
5	The amount shown includes the interest cost on the accrued obligation, the impact of the change in discount rate from 0.10% to 0.15%, the change in the mortality table from BVG 2015 to BVG 2020 including updating the CMI mortality improvements, and the value of pension benefits accrued in a prior employer’s plan, which were transferred to this plan during the year.
6	The accrued obligation represents the value of the projected pension benefit from the plan, earned for service through December 31, 2021 (including service attributable to the benefits transferred in during 2021). The key assumptions include a discount rate of 0.15%, a rate of compensation increase of 2.50%, a cash balance interest crediting rate of 3.30%, and the BVG 2020 mortality with CMI mortality improvements including a long-term rate of 1.50% per year.

Defined Contribution Plans

Steve Hasker and Mike Eastwood participate in a Canadian defined contribution pension plan (DCPP). Our company contributes 15% of each of their base salary to their individual DCPP account, up to the Canada Income Tax Act (ITA) contribution limit (C$29,210 in 2021). Once the ITA limit is reached, the 15% allocation continues in a Supplemental Retirement Plan (SRP), where a notional account is tracked and held in the executive’s name. There is no cap to the dollar value that can be allocated to the SRP. In 2021, Steve and Mike received SRP allocations of C$195,040 and C$109,540, respectively. The following table sets forth information related to Steve’s and Mike’s participation in the DCPP and SRP.

Name	Accumulated value at start of year	($)	Compensatory	($)	Accumulated value at year end	($)
Steve Hasker	154,153		178,956		359,255
Mike Eastwood	168,037		110,725		302,816

Brian Peccarelli participates in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed by him to the plan. Michael Friedenberg participated in this plan in 2021. Participating employees can contribute up to 50% of their eligible compensation on a combined before-tax or after-tax basis. For participants in a U.S. defined benefit pension plan (such as Brian Peccarelli), the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by the participant. Employees who do not participate in a U.S. defined benefit pension plan (such as Michael Friedenberg, during his employment at the company) receive company matching contributions equal to 100% of the first 5% of eligible compensation that they contributed. The maximum before-tax and/or Roth 401(k) contribution that could be made by each of them in 2021 (including age 50+ catch-up contributions) was $26,000.

Retirement Plus Plans

We provide a supplemental benefit to Steve Hasker and Mike Eastwood through an SRP, as discussed above.

We provide a supplemental benefit to Brian Peccarelli through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Under this benefit, we provide allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2021, the IRS compensation limit was $290,000. As a result, Brian Peccarelli received an allocation of $2,170 in 2021 under this plan. Amounts under this plan are paid from our general assets. Mike Eastwood ceased participating in that plan at the end of April 2019 and has not received allocations to that plan since that time.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 95

We provided a supplemental benefit to Michael Friedenberg through a separate “retirement plus” plan which is an unfunded, non-qualified defined contribution plan. This benefit was a 4% allocation of his base salary over the IRS eligible compensation limit. As a result, Michael Friedenberg received an allocation of $28,000 in 2021 under this plan. There was no maximum annual “retirement plus” plan compensation limit for this plan. Amounts under this plan were also paid from our general assets.

SERPs

None of our executive officers has a supplemental executive retirement plan (SERP).

Termination Benefits

Potential Payments upon Termination

Our change in control benefits for named executive officers require a “double trigger”. We do not gross up taxes related to termination and no severance is provided for terminations for cause.

Agreements with Named Executive Officers

We have entered into an agreement with Steve Hasker that relates to potential payments to him upon termination of employment. We also entered into a separation agreement with Michael Friedenberg in connection with his termination of employment on December 31, 2021.

The discussion below is qualified by the summaries of those agreements which are provided later in this section.

Severance payments

Each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

Annual incentive awards

Pursuant to award terms and conditions, 2022 annual incentive awards would be treated as follows in the event of termination. As discussed later in this section, we simplified our treatment of retirement by reflecting one definition in 2022 annual incentive awards.

Termination Event	Award Treatment
Voluntary termination	Forfeited if this occurs on or prior to February 24, 2023, subject to applicable law.
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	If this occurs between January 1, 2022 and December 31, 2022, an award payout will be made to the executive that is pro-rated through the date of termination based on the executive’s target award and modified by the business performance for the 2022 performance period. Payment will be made in or about March 2023 following the completion of the 2022 performance period.
Sale of the executive’s business or Change of Control of Thomson Reuters	Thomson Reuters may (without the consent of the executive) assign all or part of its award payment obligation to make payments under the annual incentive plan or for a third party purchaser to substitute a substantially similar award for the executive and other participants whose business is being acquired or if a Change of Control occurs.
Retirement	Forfeited, if this occurs between January 1, 2022 and June 30, 2022. If this occurs between July 1, 2022 and December 31, 2022, an award payout will be made that is pro-rated through the date of termination based on the executive’s target award and modified by business performance for the 2022 performance period. Payment will be made in or about March 2023 following the completion of the 2022 performance period.
Disability or Death	Forfeited, if this occurs between January 1, 2022 and June 30, 2022. If this occurs between July 1, 2022 and December 31, 2022, an award payout will be made that is pro-rated through the date of termination based on the executive’s target award. Payment will be made as soon as administratively practicable following the occurrence of the event.

Page 96    Management Proxy Circular and Notice of Annual Meeting of Shareholders

If an executive’s employment is terminated for any reason other than voluntary termination, for poor performance or for Cause (i) between January 1, 2023 and February 24, 2023 but before award payouts are made, an award payout based on the executive’s target award, modified by business performance for the 2022 performance period, will be made on the payment date in 2023; and (ii) between February 25, 2023 and the payment date in 2023, an award payout based on the executive’s target award, modified by the business and individual performance for the 2022 performance period, will be made on the payment date in 2023.

Equity-based awards

The tables below set forth the treatment of stock options, TRSUs and PRSUs granted in 2022 in the event of termination. As discussed later in this section, we simplified our treatment of retirement by reflecting one definition in 2022 equity-based awards. Equity-based awards granted prior to 2022 reflected separate definitions for “Early Retirement” and “Normal Retirement” (which are discussed below). In the first quarter of 2022, the HR Committee reviewed global peer group market practices in connection with assessing and approving this change. We discuss the current definition of “Retirement” and the previous definitions of “Early Retirement” and “Normal Retirement” later in this section.

Stock options

Pursuant to award terms and conditions, stock options granted in 2022 would be treated as follows in the event of termination:

Termination Event	Vested Options	Unvested Options	Exercise Period

Voluntary termination	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date.

Involuntary termination for poor performance or for Cause	Forfeited	Forfeited	N/A

Involuntary termination not for poor performance or without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited.	The earlier of 3 months from the termination date or the grant expiration date.

Sale of the holder’s business	Remain exercisable	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested options.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control (as described below)); otherwise, the options continue to vest on the original vesting date(s) subject to continuous employment.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.

Disability	Remain exercisable	Fully vested	The earlier of 1 year from the Disability date or the grant expiration date

Death	Remain exercisable	Fully vested	The earlier of 1 year from the date of Death or the grant expiration date

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 97

TRSUs

Pursuant to award terms and conditions, TRSUs granted in 2022 would be treated as follows in the event of termination:

Termination Event	Unvested TRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date. The remaining TRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control); otherwise, the TRSUs would become vested on the scheduled vesting date(s), subject to continuous employment.

Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested

Death	Fully vested

PRSUs

Pursuant to award terms and conditions, PRSUs granted in 2022 would be treated as follows in the event of termination:

Termination Event	Unvested PRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s). The remaining PRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)

If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.

If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.

“Double trigger”—if a holder ceases to be an employee as a result of involuntary termination not for poor performance or without Cause within two years following a Change of Control, then all of the holder’s outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an employee.

Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Death	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Page 98    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Retirement

As noted above, we simplified our treatment of retirement by reflecting one definition in 2022 annual incentive and equity-based awards. Equity-based awards granted prior to 2022 reflect separate definitions for “Early Retirement” and “Normal Retirement”. These definitions are subject to any existing or additional statutory requirements or prescribed definitions that may be set forth by local laws in jurisdictions where awards have been granted and which would take precedence.

Awards granted in 2022	Retirement means retirement from active employment on or after attaining (a) age 65 or (b) age 60 or more and the combination of an employee’s age and years of credited service with Thomson Reuters is equal to 65 or more. For purposes of section (b) of this definition, partial years will be counted solely to determine whether an employee satisfies the total of 65 or more, but will not be rounded.
Awards granted prior to 2022

Early Retirement means age 60; provided that employees in the United States (the 50 states and the District of Columbia) must have at least 5 years of credited service.

Normal Retirement means age 65 for employees without supplemental executive retirement plans (SERPs) and age 62 and at least 10 years of credited service for employees with SERPs.

Pursuant to award terms and conditions, stock options granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Vested Options	Unvested Options	Exercise Period

Normal Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Normal Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Normal Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.

Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement; provided that the options have been outstanding for at least six months when Early Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	The earlier of 1 year from the Early Retirement date or the grant expiration date.

Pursuant to award terms and conditions, TRSUs granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Unvested TRSUs

Normal Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Normal Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.

Early Retirement	Pro rata vesting based on active service as an employee (measured in calendar days) during the award period if the TRSUs have been outstanding for at least six months when Early Retirement occurs. Vesting would occur on the termination date. If the TRSUs have not been outstanding for that period, they would be forfeited.

Pursuant to award terms and conditions, PRSUs granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Unvested PRSUs

Normal Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Normal Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Early Retirement	Pro rata vesting on the scheduled vesting date(s) based on active service as an employee (measured in calendar days) during the performance period (and as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Early Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 99

Brian Peccarelli is currently eligible for early retirement under the U.S. defined benefit pension plan. In addition, under the terms and conditions of his outstanding equity awards, Brian is currently eligible for early retirement as he is age 61 and has more than five years of credited service.

Change of Control

A “Change of Control” for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our Board members; (iii) 50% or more of our company’s outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company’s outstanding voting securities.

The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our Board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our Board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

Pension and benefits

For pensions, Brian Peccarelli would not be entitled to incremental pension-related payments or benefits in connection with a termination of employment. Information regarding his pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular.

For benefits, each named executive officer would be entitled to continuation of executive physicals, tax, financial planning and outplacement assistance and continuation of generally available health and welfare benefits during the applicable period following termination.

Other terms and conditions

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits. Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Agreement with Steve Hasker

We agreed with Steve Hasker that any PRSUs, TRSUs and stock options granted to him in 2020 and 2021 will vest in full in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with our company. Equity awards granted to Steve in 2022 and in future years are subject to standard grant terms and conditions.

Prior to August 24, 2024 (and, in either event, at least six months prior to the fifth anniversary of Steve becoming a Canadian tax resident (referred to as the “Departure Tax Trigger Date”), our company and Steve will undertake to analyze the impact to him of tax that may be levied by Canada Revenue Agency on the deemed disposition of certain types of assets when a person emigrates from Canada if his employment were to terminate with Thomson Reuters following the Departure Tax Trigger Date and he were to relocate back to the United States or to any other jurisdiction outside of Canada. Prior to a date which is 30 days prior to the Departure Tax Trigger Date, our company will choose, after good faith consultation with Steve, a commercially reasonable step to deal with the impact to him of the Canadian departure tax at no net cost to him. Such a step may include relocating Steve’s primary place of employment to any of Thomson Reuters’ offices in Ann Arbor, Dallas, Minneapolis-St. Paul or New York City (with such choice of location to be the subject of consultation with Steve, but ultimately within Thomson Reuters’ sole discretion taking into account the best interests of our company). Any such relocation shall not constitute “Good Reason” for purposes of Steve’s employment agreement with our company.

Page 100    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Agreement with Michael Friedenberg

Michael Friedenberg’s last day of employment with our company was December 31, 2021. Michael’s separation from our company was involuntary termination without cause. The following table quantifies incremental payments made or to which Michael is entitled based on values as of December 31, 2021. The closing price of our common shares on the NYSE on that date was $119.62.

Type of Payment or Benefit	Incremental Amount
Severance	$1,700,000
Equity-based compensation	–
Pensions	–
Benefits	$70,000
Total	$1,770,000

Michael’s severance reflects two years of salary continuation, which is being paid in accordance with our standard payroll practices, as opposed to in a lump sum. Michael’s 2021 annual incentive award and his long-term incentive awards were treated in accordance with applicable plan and award terms and conditions, which are discussed earlier in this section of the circular. As such, these amounts are not reflected in the table above. Please see the “Incentive Plan Awards – Value Vested or Earned in 2021” table in this circular for additional information regarding Michael’s 2021 annual incentive award payout and the value of his long-term incentive awards that vested in 2021, which included TRSUs granted to Michael as part of his 2020-2022 and 2021-2023 long-term incentive awards, which vested on a pro rata basis on his termination date. PRSUs granted to Michael as part of his 2020-2022 and 2021-2023 long-term incentive awards will be adjusted for financial performance and will vest on the scheduled vesting dates in March 2023 and March 2024, pro-rated through his termination date. Michael’s outstanding stock options are being treated in accordance with applicable plan and award terms and conditions.

Michael is also entitled to continuation of generally available health and welfare benefits during his severance period. Payments and benefits contemplated by plan and award terms and conditions are not reflected in the table.

Michael also agreed to non-compete, non-solicitation, confidentiality and non-disparagement undertakings as part of his separation agreement and provided a release and waiver of employment and other claims in favor of our company.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 101

Estimated incremental values

Each named executive officer (other than Michael Friedenberg, whose employment terminated on December 31, 2021) may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer (other than Mr. Friedenberg) upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table. We discuss our separation agreement with Michael Friedenberg earlier in this section of the circular.

The amounts in the table assume that the named executive officer left our company on December 31, 2021. The closing price of our common shares on the NYSE on that date was $119.62.

	Involuntary Termination without Cause	Early Retirement	Involuntary termination for Cause or voluntary resignation	Termination for good reason	Death or Disability	Qualifying “double trigger” termination following a Change of Control[1]
Steve Hasker
Severance	$2,386,084	–	–	–	–	$2,386,084
Equity-based compensation	$15,680,600	–	–	$26,428,400	–	–
Pension	–	–	–	–	–	–
Benefits	$70,000	–	–	–	$30,000	–
Total	$18,136,684	–	–	$26,428,400	$30,000	$2,386,084
Mike Eastwood
Severance	$1,476,339	–	–	–	–	$1,476,339
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$70,000	–	–	–	$30,000	–
Total	$1,546,339	–	–	–	$30,000	$1,476,339
Brian Peccarelli
Severance	$1,500,000	–	–	–	–	$1,500,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$70,000	$30,000	–	–	$30,000	–
Total	$1,570,000	$30,000	–	–	$30,000	$1,500,000
Kirsty Roth
Severance	$1,476,108	–	–	–	–	$1,476,108
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$70,000	–	–	–	$30,000	–
Total	$1,546,108	–	–	–	$30,000	$1,476,108

1	Payable upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control). Amounts reflected for all named executive officers relate to a Change of Control of Thomson Reuters.

Page 102    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Indebtedness of Officers, Directors

and Employees

As of April 13, 2022, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. As of April 13, 2022, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

Directors’ and Officers’ Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.9 million.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 103

Additional Information

Non-IFRS Financial Measures

This circular includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), adjusted EBITDA less accrued capital expenditures and the related margin, free cash flow, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3”. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see Appendix B of the Management’s Discussion and Analysis (MD&A) section of our 2021 annual report. Our 2021 annual MD&A has been filed on SEDAR and EDGAR and applicable reconciliations and disclosures from our 2021 annual MD&A are incorporated by reference in this circular. Adjusted EBITDA less accrued capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes, are reconciled to earnings from continuing operations and net cash provided by operating activities, respectively, as disclosed and reconciled in our 2021 annual MD&A. Additionally, when we use the terms “organic” and “organically”, we are referring to our changes in revenues of our existing businesses at constant currency excluding the impacts of acquisitions and dispositions. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

How to Contact the Board

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them by e-mail at board@tr.com or by mail c/o Thomas Kim, Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario, M5H 2R2, Canada.

2022 Annual Meeting – Questions from Shareholders

At the annual meeting, shareholders in attendance will be provided with an opportunity to submit or ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is attending the meeting by webcast as a guest or is unable to attend this year’s meeting online but have a question, you may e-mail your question to investor.relations@tr.com.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If there are questions pertinent to meeting matters that are unanswered during the meeting due to time constraints, we will post questions and answers in the “Investor Relations” section of our website, www.tr.com, as soon as practicable after the meeting.

A replay of the annual meeting webcast will be posted on our website after the meeting.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters for the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@tr.com. These documents are also available on our website, www.tr.com.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.tr.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2021 annual report.

Page 104    Management Proxy Circular and Notice of Annual Meeting of Shareholders

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. A copy of our Corporate Governance Guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company to be considered for appointment. The nomination committee assists in scrutinizing candidates’ suitability and its members include two persons appointed by the chairman after consultation with the European Court of Human Rights (ECHR). These have historically been judges of the ECHR. Our Board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other directors of the Thomson Reuters Founders Share Company to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News are also party to an Amended and Restated Reuters Support Agreement governing the relationship between them.

For additional information about the Thomson Reuters Founders Share Company, its directors, the Thomson Reuters Trust Principles, the Founders Share that our company has issued to the Thomson Reuters Founders Share Company and the Reuters Support Agreement, please see our 2021 annual report.

Additional Director Information

Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Share Repurchases – Normal Course Issuer Bid

We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In 2021, we repurchased approximately $1.4 billion of our common shares under a normal course issuer bid, which expired on January 3, 2022. We repurchased approximately 12.8 million common shares at an average price per share of $109.42. Please see our 2021 annual report for additional information regarding our share repurchases and normal course issuer bid.

Our expired normal course issuer bid enabled us to purchase up to 20 million common shares between January 4, 2021 and January 3, 2022 at prevailing market prices in amounts and at times determined by our company. The normal course issuer bid permitted us to purchase shares through the TSX or the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we had received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that we purchased under the bid were cancelled. A copy of the notice of intention related to the expired normal course issuer bid is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page 105

Directors’ Approval

The Board of Directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Thomas Kim

Chief Legal Officer and Company Secretary

April 18, 2022

Page 106    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix A – Equity Compensation and Other Plan Information

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	69,150,969 shares, representing approximately 14.23% of our total issued and outstanding shares as of year end.
Shares and awards issued in 2021	In 2021, we issued approximately 2.2 million shares under the plan, which represented approximately 0.46% of our total issued and outstanding shares as of year-end. Total awards granted in 2021 represented approximately 0.28% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2021 represented approximately 0.10% and RSUs granted in 2021 represented approximately 0.18%.
Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
The maximum number of shares that may be issued in respect of RSU awards granted after December 31, 2016 will not exceed 13,503,378 shares.
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.
The number of shares issued to “insiders” and their “associates” within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to “insiders”, at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.
Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Non-qualified stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-1

As of December 31, 2021
Common shares issued under the plan	53,988,728 (1)
Common shares remaining for issuance	15,162,241 (representing approximately 3.07% of our issued and outstanding shares as of year-end)
Stock options and RSUs outstanding	5,134,889 (representing approximately 1.06% of our issued and outstanding shares as of year-end)
Common shares remaining for issuance less outstanding stock options and RSUs	10,027,352 (representing approximately 1.55% of our issued and outstanding shares as of year-end)
Common shares issued and outstanding	486,092,864
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year ended December 31, 2021 of 493,444,031	3.07%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.98%

(1)

Of the 53,988,728 common shares reflected as being issued under the plan as of December 31, 2021, only 27,385,048 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan’s share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. The following table provides information as of the end of each year indicated related to the stock incentive plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2021	2020	2019
Share usage – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.28%	0.42%	0.43%
Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.28%	0.42%	0.43%
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	3.07%	3.50%	4.21%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.98%	3.38%	4.04%

Page A-2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options and RSUs granted in 2021 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.
Plan amendments and changes

The Board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor “housekeeping” changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which:

●   increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

●   Increases the maximum number of shares that can be issued pursuant to RSUs;

●   increases the maximum number of shares which may be issued under the awards held by a participant;

●   reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

●   changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

●   changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;

●   changes the rights attaching to our common shares;

●   changes the amending provisions of the plan;

●   removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or

●   is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

We amended and restated the plan in March 2021 to reflect certain administrative and technical changes that did not require shareholder approval.

Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-3

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2021	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2021	Not applicable, since all awards are cash-based.
Total SARs outstanding as of December 31, 2021	Not applicable, since all awards are cash-based.
Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above. We amended and restated the plan in March 2021 to reflect certain administrative and technical changes that did not require shareholder approval.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	6,488,478 shares, representing approximately 1.33% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2021	1,651,735 shares, representing approximately 0.34% of our total issued and outstanding shares.
Total DSUs outstanding as of December 31, 2021	Total DSUs outstanding of 472,055 as of year-end 2021 represented approximately 0.10% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2021	4,288,606 shares, representing approximately 1.00% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Page A-4    Management Proxy Circular and Notice of Annual Meeting of Shareholders

The following table provides information as of the end of each year indicated related to the deferred compensation plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2021	2020	2019
Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.020%	0.010%	0.011%
Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.002%	0.003%	0.010%
Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	0.980%	0.994%	0.996%
Full Dilution – the total number of all DSUs available for issue plus all DSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all DSUs outstanding and available for issue	0.971%	0.984%	0.986%

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	20,388,909 shares (comprised of 14,633,208 for U.S. employee stock purchase plan and 5,755,701 for global employee stock purchase plan), representing approximately 4.19% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2021	15,483,388 shares, representing approximately 3.19% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2021	4,905,521 shares, comprised of 2,655,519 shares for the U.S. ESPP and 2,250,002 for the global ESPP, representing approximately 1.01% of our total issued and outstanding shares (0.55% for the U.S. ESPP and 0.46% for the global ESPP).
Types of equity-based awards that may be issued	Common shares
ESPP—key terms	● The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.

●   On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

●   A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

●   Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page A-5

The following table provides information as of the end of each year indicated related to the ESPP’s share usage, burn rates, potential dilution and full dilution.

	As of December 31,

	2021	2020	2019
Share usage – the total number of common shares issued under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.07%	0.08%	0.08%
Burn rate – the total number of common shares granted under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.07%	0.08%	0.08%
Potential Dilution – the total number of all common shares available for issue under the ESPP, divided by the total weighted average of common shares outstanding during the year	0.99%	1.05%	1.12%
Full Dilution – the total number of all common shares available for issue under the ESPP plus all common shares outstanding under the ESPP, divided by the weighted average of common shares outstanding during the year plus all common shares outstanding and available for issue under the ESPP	0.98%	1.04%	1.11%

Page A-6    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix B – Withdrawn Proposal

B.C. General Employees’ Union General Fund and B.C. General Employees’ Union Defence Fund of 4911 Canada Way, Burnaby, British Columbia V5G 3W3, Canada (BCGEU) submitted a proposal to our company for consideration at the annual meeting of shareholders. Following a constructive discussion with our company and based on our progress, ongoing work and commitments in this area, BCGEU agreed not to submit its proposal to a shareholder vote at the meeting. We agreed to include BCGEU’s proposal in this circular for informational purposes only. The proposal and related supporting statement are reproduced below in full in italics, along with our company’s response. This proposal is not a part of the formal business or agenda of the meeting.

Shareholder Proposal and Supporting Statement

Thomson Reuters (TRI) has faced controversy surrounding the use of its technology products, including the U.S. Department of Homeland Security’s Immigration and Customs Enforcement (ICE) agency’s use of CLEAR®. CLEAR® enables background checks by consolidating millions of personal records across multiple databases. Previous controversies involved ICE’s use of CLEAR® to track and arrest immigrants, and family separation and detention, which is considered illegal under international law.

In December 2021, U.S. Senator Ron Wyden stated that the data-broker industry has spun out of control, as data on private citizens was “ending up in the hands of law enforcement without approval or oversight.”1 The U.S. National Consumer Telecom & Utilities Exchange ended the sale of private utility data to commercial data brokers such as TRI, which incorporated such data into CLEAR®.

TRI has at least three active contracts with ICE, including one providing license plate readers to ICE through 2026.2 Such license plate readers have been found to facilitate data sharing between local police departments and ICE seemingly without regard for state laws.3 Two other contracts leave questions about the technology products provided to ICE by TRI and the role they play in facilitating ICE’s actions.45

In August 2021 a U.S. federal court ruled that a lawsuit against TRI alleging that CLEAR® violates privacy laws could proceed.6

Mitigating Human Rights Risk

BCGEU’s recent shareholder proposals at TRI have questioned its human rights risk mitigation practices and identified the company’s shift from a media to a technology company.

In response to BCGEU’s 2020 proposal, TRI pointed to its Trust Principles as underpinning its business decisions and commercial principles. In 2021 TRI stated that (i) it was actively reviewing best practices for mitigating human rights risks, (ii) there is no uniform approach to ESG matters, and (iii) that it has gained insight about human rights through its corporate charity. Notably, TRl’s 2021 response to questions about its human rights risks practices made no mention of its Trust Principles.

In recommending that shareholders vote in favor of BCGEU’s 2021 proposal, Institutional Shareholder Services (ISS) noted that the Trust Principles may be outdated and no longer applicable to the company in its current form as a technology company. ISS stated that the UN Guiding Principles on Business and Human Rights (UNGPs) are the most widely accepted set of governing principles on human rights risks, and that it appears TRl’s strategy should be informed by the UNGPS.

TRI continues to state that its approach to ESG matters is guided by the Trust Principles and that such principles are fundamental to its entire business.

RESOLVED: Shareholders request the Board

(i)	conduct a review of

(A)	the appropriateness of the Trust Principles as a means to identify and mitigate human rights risk, and

(B)	whether an alternate set of governing principles on human rights risks, such as the UNGPs, would be more appropriate for TRI, and

(ii)	publish the results of such review in its Annual Report for 2022.

[1]	https://www.washingtonpost.com/technology/2021/12/08/utility-data-government-tracking/
[2]	https://www.usaspending.gov/award/CONT_AWD_70CMSD21C00000002_7012_-NONE-_-NONE-
[3]	https://www.wired.com/story/ice-license-plate-surveillance-vigilant-solutions/
[4]	https://www.usaspending.gov/award/CONT_AWD_70CMSD18P00000145_7012_-NONE-_-NONE-
[5]	https://www.usaspending.gov/award/CONT_AWD_70CDCR18P00000048_7012_-NONE-_-NONE-
[6]	https://www.courthousenews.com/judge-advances-privacy-claims-over-reuters-database/

Management Proxy Circular and Notice of Annual Meeting of Shareholders    Page B-1

Thomson Reuters’ Response

We were pleased to inform BCGEU that Thomson Reuters has aligned with the UNGPs, which augments our longstanding commitment to the U.N. Global Compact, the U.N. Declaration on Human Rights and other international standards. We highlighted that this work had commenced several months before our receipt of their proposal. We are already implementing requirements outlined by the UNGPs and will continue to enhance our approach as our salience / impact assessment is completed and the year progresses. Alignment to the UNGPs applies to our entire company, including our Reuters News business.

We also shared the following with BCGEU:

•

We are in the process of completing a comprehensive global ESG materiality assessment and integrating the results with our enterprise risk frameworks. We are using “double materiality” as our lens – that means we’re looking at how material ESG topics affect our business and create or erode enterprise value as well as how material ESG risks and opportunities in our business could positively or negatively impact people, economies and the environment. This process is helping us identify and prioritize the ESG topics and issues that are most important and could affect our business and stakeholders, informing our strategy, targets, risk management and reporting. We have considered more than 280 possible material ESG topics, drawing from several frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), the Sustainable Development Goals (SDGs) and others. We have engaged a leading consulting firm to help perform the ESG material assessment. We are taking a thorough approach, engaging internal and external experts and stakeholders as well as benchmarking ourselves against our peers and leading companies.

•

In addition, last year we initiated a company-wide human rights impact assessment of our global operations, products and services. This ongoing assessment work is examining potential impacts across stakeholder groups. The recommendations will help us evaluate how to address salient human rights issues. Our commitment to respecting human rights throughout our operations will continue to guide our work. Thomson Reuters has partnered with Article One, a specialized strategy consultancy with expertise in human rights and responsible innovation, to carry out this ongoing human rights impact assessment. We have also engaged outside legal counsel to assist us with part of our human rights impact assessment process. The methodology for this assessment work includes desk-based research, internal and external stakeholder interviews, and detailed analysis and discussions of the findings. This process also includes benchmarking ourselves against our peers and leading companies. As we are committed to the responsible use of our products, the assessment work includes, but is not limited to, a review of the human rights impacts of our investigative and research solutions. These solutions are used by authorized customers in the law enforcement, government, corporate and legal markets in the prevention of fraud and to help catch bad actors, keep communities safe and investigate crimes, such as money laundering, human trafficking, and drug and weapons smuggling.

•

Our view is that aligning to the UNGPs is compatible with the Thomson Reuters Trust Principles and they can coexist. This view is also shared by the Thomson Reuters Founders Share Company, which has a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with. The Thomson Reuters Founders Share Company has also informed us that they believe the Thomson Reuters Trust Principles remain applicable and relevant to our company. In the event of any future conflict between the UNGPs and the Thomson Reuters Trust Principles (which is unforeseen at this time), we would consult with Thomson Reuters Founders Share Company.

Our ESG materiality and human rights impact assessment work is ongoing. Members of our executive leadership team plan to discuss the approach, our progress and results with the Thomson Reuters Board and certain of its committees in June 2022. We subsequently plan to disclose publicly key findings of the results and our work starting in the second half of 2022. For additional information, please see the “ESG” section of this circular.

As material ESG topics and human rights issues will evolve, we plan to monitor these areas so they remain relevant to our business and stakeholders. We will also continue to look for opportunities to enhance our practices. We plan to be transparent by publishing relevant updates on our work and progress in our future social impact & ESG reports (which are posted annually on the Thomson Reuters website), annual reports and through other public disclosures. We also plan to continue good faith dialogues and engagements with BCGEU and other interested stakeholders on human rights.

We take our role as a good corporate citizen very seriously. We believe that these initiatives, efforts and commitments will provide our stakeholders with enhanced clarity and understanding about our approaches and processes to mitigate current and future human rights risks. We will continue to engage.

Page B-2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

THOMSON REUTERS 333 Bay Street, Suite 300 Toronto, Ontario M5H 2R2 Canada tel: +1 647 480 7000 www.tr.com